UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended December 31, 2012

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

 For the transition period from                      to

Commission file number:  1-15062

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TIME WARNER SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Time Warner Inc.

One Time Warner Center

New York, New York 10019

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

Time Warner Savings Plan

Years Ended December 31, 2012 and 2011

With Report of Independent Registered Public

Accounting Firm

Time Warner Savings Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Time Warner Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Time Warner Savings Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of loans or fixed income obligations in default or classified as uncollectible and assets (held at end of year) as of December 31, 2012 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

New York, New York	/s/ Ernst & Young LLP

June 21, 2013

Time Warner Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
	(In Thousands)
Investments at fair value:
Commingled trust funds	$ 940,499	$ 825,967
Time Warner common stock	335,204	287,944
Other common stocks	712,896	619,162
Preferred stocks	40	250
Synthetic investment contracts	625,699	611,580
Mutual funds	960,534	768,324
U.S. government and agency securities	259,990	198,401
Other fixed income securities	145,772	139,241
Cash, cash equivalents and other investments	153,007	75,565

Total investments at fair value	4,133,641	3,526,434

Contributions receivable:
Employer	9,009	6,062
Participants	2,591	854
Notes receivable from participants	64,301	58,821
Receivables for securities sold	67,635	1,963
Other assets	6,061	4,817

Total assets	4,283,238	3,598,951

Payables for securities purchased	165,702	15,558
Other liabilities	7,702	4,372

Total liabilities	173,404	19,930

Net assets reflecting investments at fair value	4,109,834	3,579,021
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(23,018)	(22,959)

Net assets available for benefits	$ 4,086,816	$ 3,556,062

See accompanying notes.

Time Warner Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2012	2011
	(In Thousands)

Net assets available for benefits at beginning of year	$ 3,556,062	$ 3,560,140

Changes in net assets:
Investment income, net of fees	51,005	46,962
Net realized and unrealized appreciation (depreciation) in the fair value of investments	443,515	(94,524)

Net investment income (loss)	494,520	(47,562)

Employing company contributions	151,672	144,929
Participant contributions, including rollover contributions	193,088	185,562
Participant loan interest income	2,828	2,783
Participant withdrawals	(308,265)	(285,775)
Administrative expenses	(3,089)	(4,015)

Net change	530,754	(4,078)

Net assets available for benefits at end of year	$ 4,086,816	$ 3,556,062

See accompanying notes.

Time Warner Savings Plan

Notes to Financial Statements

December 31, 2012

1. Description of the Plan

The following is an abbreviated description of the Time Warner Savings Plan (the “Plan”). Time Warner Inc. (“Time Warner”) is the Plan sponsor. More complete descriptions of the Plan are provided in the Plan documents, as amended, and the summary plan description/prospectus. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

General

The Plan is a defined contribution profit sharing plan with a 401(k) feature generally covering eligible employees of Time Warner and certain of its subsidiaries and affiliates (each, an “Employing Company” and, collectively, the “Employing Companies”).

The Plan is the only participating plan in the Time Warner Defined Contribution Plans Master Trust (the “Master Trust”).

The Plan administrator is a committee (the “Administrative Committee”) appointed by Time Warner’s board of directors. Certain administrative functions of the Plan have been delegated to others in accordance with the terms of the Plan.

Effective January 1, 2011, the Plan is a “Qualified Automatic Contribution Arrangement” in accordance with the Internal Revenue Code of 1986, as amended (the “Code”), and thus is exempt from nondiscrimination testing.

Investment Funds, Contributions and Vesting

The Plan provides for multiple investment funds made available through Fidelity Management Trust Company (“Fidelity”) pursuant to the Master Trust. Prior to November 4, 2011, the Plan’s investment funds consisted of four asset allocation (target risk) funds and thirteen core investment funds (nine of which are actively managed and four of which are index funds). Effective November 4, 2011, an additional actively managed core investment fund was added. The Plan also offers a self-directed brokerage option that is limited to mutual funds. Participant contributions, Matching Contributions (as defined below) and Rollovers (as defined below) may generally be invested in specified increments in the investment funds. Participants may periodically transfer account balances among the investment funds offered under the Plan.

Effective July 1, 2010, contributions or investment fund transfers into the Time Warner Inc. Stock Fund are prohibited, but Plan participants who hold Time Warner common stock in the

Time Warner Savings Plan

Notes to Financial Statements (continued)

Time Warner Inc. Stock Fund have the option to reinvest cash dividends paid by Time Warner on its common stock in Time Warner common stock through the Time Warner Inc. Stock Fund in lieu of receiving the cash dividends. Effective July 1, 2010, the Time Warner Inc. Stock Fund was designated as an employee stock ownership plan component of the Plan.

Generally, the Plan provides for voluntary participant contributions on a pre-tax basis at an elected percentage of a participant’s eligible compensation, up to an annual limit established by the Internal Revenue Service (“IRS”). Effective January 1, 2011, the elective deferral limit for highly compensated employees increased from 10%, or 20% for Turner Broadcasting System, Inc. employees, to 50% for pre-tax contributions, subject to the limit established by the IRS. After two months of continuous employment (or, with respect to employees classified as hourly or temporary employees, after 1,000 hours of credited service in any one year), matching contributions by Employing Companies (“Matching Contributions”) are made as a percentage of a participant’s contributions to the Plan and are capped at certain percentages of the participant’s eligible compensation deferred.

Employees hired on or after January 1, 2007 were automatically enrolled in the Plan at a pre-tax contribution rate of 2% approximately 90 days following the hire date, unless employees elected otherwise during the first 60 days of employment. Effective July 1, 2010, all eligible Plan participants with a pre-tax contribution rate of less than 3%, newly eligible Plan participants, and employees classified as hourly or temporary employees who are credited with at least 1,000 hours of service in any one year are automatically enrolled in the Plan at a pre-tax contribution rate of 3% unless they change their contribution rate or opt out of the Plan. Unless participants who were automatically enrolled in the Plan elected or elect otherwise, their contribution rate automatically increased by 1% beginning on either January 1, 2012 or the first anniversary of their automatic enrollment date (depending on the date they were automatically enrolled) and will continue to increase by 1% annually until the 6% maximum for automatic contributions is reached. These participant contributions and Matching Contributions are invested in a target risk fund unless participants elect other investment option(s). Participants who are automatically enrolled in the Plan may change their contribution rate or opt out of the Plan at any time.

Prior to July 1, 2010, Matching Contribution rates varied among Employing Companies and were calculated based on one of the following formulas: 66.67% on up to the first 6% of the participant’s eligible compensation contributed to the Plan; or 160% on up to the first 4% of the participant’s eligible compensation contributed to the Plan. Effective July 1, 2010, Matching Contribution rates for eligible Plan participants became consistent across all participating Employing Companies at a rate of 133 1⁄3% on up to the first 3% of eligible compensation deferred and 100% on up to the next 3% of eligible compensation deferred.

Time Warner Savings Plan

Notes to Financial Statements (continued)

Participants are allowed to transfer amounts from certain other tax qualified plans to the Plan (“Rollovers”). Rollovers are included as participant contributions in the Statements of Changes in Net Assets Available for Benefits.

Matching Contributions and any other amounts contributed by an Employing Company, including those transferred into the Plan, are deemed Employing Company contributions (“Employing Company Contributions”). Each participant’s account is credited with the participant’s contributions, Rollovers, Employing Company Contributions and any earnings or losses thereon, as appropriate. Participant contributions, Rollovers and earnings thereon are fully vested.

Matching Contributions and earnings thereon generally vest based on years or periods of service as follows:

Matching Contributions Made and Earnings Thereon: (1)

Prior to March 1, 2007		March 1, 2007 through June 30, 2010		On or After July 1, 2010
Years or Periods of Service	Vested Percentage	Years or Periods of Service	Vested Percentage	Years or Periods of Service	Vested Percentage
Less than 2 years	0%	Less than 1 year	0%	Less than 2 years	0%
2 but less than 3 years	25	1 but less than 2 years	20	2 years or more	100
3 but less than 4 years	50	2 but less than 3 years	40
4 but less than 5 years	75	3 but less than 4 years	60
5 years or more	100	4 but less than 5 years	80
		5 years or more	100

(1) Any completed service prior to the dates set forth in this table generally counts toward vesting.

Time Warner Savings Plan

Notes to Financial Statements (continued)

Matching Contributions and earnings thereon also become fully vested upon a participant’s termination of service due to death or disability, attainment of age 65, or upon the termination of the Plan.

The Plan provisions described above that became effective July 1, 2010 (relating to (i) the automatic enrollment of certain eligible Plan participants, (ii) the Matching Contributions rate and (iii) the vesting of Matching Contributions (and earnings thereon) made on or after July 1, 2010) do not apply to certain employees subject to a collective bargaining agreement at one of Time Warner’s subsidiaries.

Forfeited Accounts

Forfeited Employing Company Contributions and earnings thereon may be used to reduce future Employing Company Contributions to the Plan and/or to pay Plan expenses. Forfeited Employing Company Contributions and earnings thereon for 2012 and 2011 were $3.2 million and $3.3 million, respectively. The amount of forfeited nonvested accounts as of December 31, 2012 and 2011 was $4.8 million and $4.2 million, respectively, and is included in the Statements of Net Assets Available for Benefits.

Notes Receivable From Participants

Under the Plan, subject to certain restrictions and penalties, participants may withdraw amounts and/or take loans from their accounts. The maximum number of loans a participant may have outstanding is limited to three at any one time, in the form of either one primary residence loan and two general loans or three general loans; provided, however, that if the primary residence loan was obtained before 2008, it does not limit the availability of the three general loans. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. Loans are valued at their outstanding balances, which approximate fair value, and are treated as transfers between the individual investment funds and the participant loan fund. Loan terms may be for up to five years or 15 years if for the purchase of a primary residence. Participants who have transferred accounts to the Plan with existing loans for the purchase of a primary residence may have loan terms of up to 30 years based on the provisions of the plan from which the original loan was obtained. Effective April 1, 2007, interest rates charged for loans originated under the Plan within any quarter are set at the prime rate in effect on the first day of such quarter plus 1%. Prior to April 1, 2007, interest rates for such loans were set at the prime rate in effect at the time of the loan plus 1%. Participants who have transferred accounts to the Plan with existing loans may be subject to different interest rates on those loans, as set in accordance with the provisions of the plan from which the original loan was obtained. Interest rates on outstanding participant loans as of December 31, 2012 and 2011 ranged from 4.25% to 10.50%.

Time Warner Savings Plan

Notes to Financial Statements (continued)

Payment of Benefits

In-service withdrawals are available in certain limited circumstances, as provided under the Plan. Hardship withdrawals are allowed for participants incurring an “immediate and heavy financial need,” as defined by the Plan. Hardship withdrawals are strictly regulated under the Code and the regulations thereunder, and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Generally, on termination of service, participants are eligible to receive the vested portion of their account in a lump sum. However, subject to certain restrictions, the Plan permits other payment options. In addition, at the option of the participant, the commencement of payments may be deferred, subject to certain limitations. Benefits distributed from all investment funds in the Plan will be paid in cash, except for benefits distributed from the Time Warner Inc. Stock Fund, which also offers shares of Time Warner common stock as a distribution election. Fractional shares are paid in cash.

Plan Termination

Although it has not expressed any intent to do so, Time Warner reserves the right to discontinue Employing Company Contributions or to terminate or modify the Plan at any time. In the event of termination of the Plan, participants will become fully vested in their accounts and the net assets of the Plan will be distributed to participants in accordance with the Plan’s provisions and applicable law.

Time Warner Savings Plan

Notes to Financial Statements (continued)

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Costs and expenses incurred for the purchase, sale or transfer of investments reflected in the accompanying financial statements are considered a cost of the investment or a reduction in the proceeds of a sale, as appropriate. Investment management fees and certain administrative costs are paid by the Plan’s investment funds and included in Investment income, net of fees in the Statements of Changes in Net Assets Available for Benefits.

Payment of Benefits

Participant withdrawals are recorded when paid.

Administrative Expenses

Certain administrative costs are charged to the Plan as permitted under ERISA, including, for example, fees for auditing, investment advice, recordkeeping, custodial and trustee services. Other administrative costs, for example, compensation of employees responsible for the administration of the Plan, are paid by Time Warner.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Time Warner Savings Plan

Notes to Financial Statements (continued)

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

Investments in the Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Recent Accounting Standard

On January 1, 2012, the Plan adopted, on a prospective basis, guidance issued by the Financial Accounting Standards Board related to fair value measurements and disclosures that (i) states that the concepts of highest and best use and valuation premise are only relevant when measuring the fair value of nonfinancial assets and, therefore, do not apply to financial assets or any liabilities, (ii) prohibits the application of a blockage factor (i.e., premiums and discounts related to size as a characteristic of the entity’s holding) for all fair value measurements, regardless of hierarchy level, (iii) allows an entity that manages market risks and counterparty credit risk exposure of a group of financial instruments to measure those financial instruments on the basis of the net position for the risk being managed, (iv) requires that an entity measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets and (v) requires new and enhanced disclosures. The adoption of this guidance did not have a material effect on the Plan’s financial statements.

3. Investments

Plan investments are made in a variety of investment securities that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in values could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Time Warner Savings Plan

Notes to Financial Statements (continued)

During the years ended December 31, 2012 and 2011, the Plan’s investments appreciated (depreciated) in fair value as follows:

	Year Ended December 31,
	2012	2011
	(In Thousands)
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Commingled trust funds	$ 121,285	$ (28,782)
Time Warner common stock	86,283	34,170
Other common stocks	84,985	(55,507)
Preferred stocks	1	80
Mutual funds	129,943	(56,207)
U.S. government and agency securities	11,305	14,071
Other fixed income securities	10,150	(2,008)
Cash, cash equivalents and other investments	(437)	(341)

Total net realized and unrealized appreciation (depreciation) in the fair value of investments	$ 443,515	$ (94,524)

Time Warner Savings Plan

Notes to Financial Statements (continued)

The following table presents investments that each represented 5% or more of the Plan’s net assets available for benefits:

	December 31,
	2012	2011
	(In Thousands)
Commingled Trust Funds:
BlackRock Equity Index–Fund H, 6,441,896 and 6,800,067 units, respectively	$ 325,896	$ 296,619
BlackRock MSCI ACWI ex-U.S. Index–Fund C, 20,148,351 units	*	180,126
BlackRock US Debt Index–Fund T, 11,432,922 units	208,765	*
Common Stock:
Time Warner, 7,008,237 and 7,967,449 shares, respectively	335,204	287,944
Mutual Fund:
Dodge & Cox Stock Fund, 4,084,395 and 3,887,173 shares, respectively	497,888	390,166

* Less than 5%

The Capital Preservation Fund, an investment fund available in the Plan, includes fully benefit-responsive synthetic investment contracts that are valued at fair value and adjusted to contract value in the Statements of Net Assets Available for Benefits. In a synthetic investment contract, debt securities (such as fixed-income, asset-backed and mortgage-backed securities) are purchased and then a financial institution agrees to provide for liquidity and an adjustable rate of return thereon (a “Wrapper”), which, when taken together with the underlying securities, generally results in a guaranteed return of principal and accrued interest. See Note 4 for further discussion and disclosures related to fair value measurements.

The Capital Preservation Fund and the Wrapper contracts purchased by that fund are designed to pay all participant-initiated transactions at contract value. However, the Wrapper contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include, but are not limited to:

•	Complete or partial termination of the Plan;

Time Warner Savings Plan

Notes to Financial Statements (continued)

•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund’s cash flow;

•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; and

•	Any early retirement program, group termination, group layoff, facility closing or similar program.

At this time, the occurrence of an event that would limit the ability of the Capital Preservation Fund to transact at contract value is not probable. The completion of the Time Separation (as described in Note 7) is not expected to limit the ability of the Capital Preservation Fund to transact at contract value.

A Wrapper issuer may terminate a Wrapper contract at any time by providing the appropriate notification. In the event that the market value of the Capital Preservation Fund’s covered assets is below their contract value at the time of such termination, Fidelity, as the Capital Preservation Fund’s investment manager, may elect to keep the Wrapper contract in place through another Wrapper provider until such time as the market value of the Capital Preservation Fund’s covered assets is equal to their contract value. Plan participants will continue to receive the Capital Preservation Fund’s Crediting Rate (as defined below).

Interest income in the Capital Preservation Fund is accrued at the weighted-average return of individual fund investments, net of investment management and certain administrative fees (the “Crediting Rate”). The Crediting Rate is calculated daily. Wrapper contracts use the Crediting Rate formula to convert market value changes in the underlying assets into income distributions in order to minimize the difference between the market and contract value of the underlying assets over time. Using the Crediting Rate formula, an estimated future market value is calculated by compounding a portfolio’s current market value at such portfolio’s current yield to maturity for a period equal to such portfolio duration. The Crediting Rate is the discount rate that equates that estimated future market value with such portfolio’s current contract value. Crediting Rates are reset monthly. The Wrapper contracts are designed so that the Crediting Rate will not fall below 0%. The Capital Preservation Fund’s Crediting Rate as of December 31, 2012 and 2011 was 1.9% and 2.3%, respectively. The average annualized yield of the Capital Preservation Fund for the years ended December 31, 2012 and 2011 was 2.2% and 2.4%, respectively.

Certain investment managers of investment funds offered under the Plan are authorized to use derivative financial instruments, either directly or within a commingled fund structure, in accordance with established guidelines of the investment funds. Derivative financial instruments may be used for the purpose of managing interest rate and foreign exchange risk, and for yield

Time Warner Savings Plan

Notes to Financial Statements (continued)

enhancement. Changes in the fair value of derivative financial instruments are recorded in the Statements of Changes in Net Assets Available for Benefits; therefore, no gains or losses are deferred. At December 31, 2012 and December 31, 2011, the fair value of derivative financial instruments held by the Plan was not material. The derivative financial instruments held by the Plan at December 31, 2012 consisted of foreign currency forward contracts, interest rate and credit default swap contracts, futures on swap contracts and interest rate option contracts and at December 31, 2011 consisted of foreign currency forward contracts. Significant derivative positions at December 31, 2012 included written interest rate option contracts and interest rate swap contracts with notional amounts of $143.7 million and $87.2 million, respectively.

4. Fair Value Measurements

A fair value measurement is determined based on the assumptions that a market participant would use in pricing an asset or liability. A three-tiered hierarchy draws distinctions between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require the Plan to use present value and other valuation techniques in the determination of fair value (Level 3).

Time Warner Savings Plan

Notes to Financial Statements (continued)

The following table presents information about the Plan’s assets and liabilities required to be carried at fair value on a recurring basis as of December 31, 2012 and December 31, 2011 (in thousands):

	December 31, 2012				December 31, 2011
Asset Category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Commingled trust funds (a)	$–	$940,499	$–	$940,499	$–	$825,967	$–	$825,967
Equity securities:
Time Warner common stock	335,204	–	–	335,204	287,944	–	–	287,944
Other common stocks:
Domestic equities	677,811	–	–	677,811	571,322	–	–	571,322
International equities	35,085	–	–	35,085	47,840	–	–	47,840
Preferred stocks	40	–	–	40	250	–	–	250
Synthetic investment contracts:
U.S. government and agency securities	270,132	104,556	–	374,688	296,940	102,427	–	399,367
Mortgage related obligations	–	97,935	–	97,935	–	58,815	–	58,815
Investment grade corporate bonds(b)	–	148,642	–	148,642	–	146,523	–	146,523
Cash, cash equivalents and other investments	3,624	810	–	4,434	5,834	1,041	–	6,875
Mutual funds(c)	960,534	–	–	960,534	768,324	–	–	768,324
Fixed income securities:
U.S. government and agency securities	107,297	198,797	–	306,094	124,161	72,562	1,678	198,401
Mortgage related obligations	–	34,287	272	34,559	–	34,638	–	34,638
Investment grade corporate bonds(b)	–	90,488	–	90,488	–	81,762	2,548	84,310
Non-investment grade corporate bonds(b)	–	20,725	–	20,725	–	20,290	3	20,293
Cash, cash equivalents and other investments:
Cash and cash equivalents	13,695	34,589	–	48,284	27,027	48,138	–	75,165
Derivatives	–	2,610	–	2,610	–	–	–	–
Other investments(d)	–	102,697	–	102,697	–	400	–	400

Total Assets	$2,403,422	$1,776,635	$272	$4,180,329	$2,129,642	$1,392,563	$4,229	$3,526,434
Liabilities
Derivatives	–	(584)	–	(584)	–	–	–	–
U.S. government and agency securities	–	(46,104)	–	(46,104)	–	–	–	–

Total	$2,403,422	$1,729,947	$272	$4,133,641	$2,129,642	$1,392,563	$4,229	$3,526,434

(a)

At December 31, 2012, the underlying securities held in commingled trust funds consisted of approximately 22% and 78% of marketable fixed income and equity securities, respectively. At December 31, 2011, the underlying securities held in commingled trust funds consisted of approximately 20% and 80% of marketable fixed income and equity securities, respectively.

(b)

At December 31, 2012 and December 31, 2011, the investment grade corporate bonds had credit ratings equal to or higher than the following, as applicable: S&P rating of BBB-, Fitch rating of BBB- or Moody’s rating of Baa3, and the non-investment grade corporate bonds had credit ratings below the foregoing ratings, as applicable.

(c)

At December 31, 2012, mutual funds consisted of (in thousands) $497,888 in the Dodge & Cox Stock Fund, $220,478 in Fidelity BrokerageLink (of which $27,715 is in cash and cash equivalents), $159,256 in the Manning & Napier Overseas Fund and $82,912 in the DFA Emerging Markets Core Equity Portfolio Institutional Class Fund. At December 31, 2011, mutual funds consisted of (in thousands) $390,166 in the Dodge & Cox Stock Fund, $197,346 in Fidelity BrokerageLink (of which $32,064 is in cash and cash equivalents), $131,286 in the Manning & Napier Overseas Fund and $49,526 in the DFA Emerging Markets Core Equity Portfolio Institutional Class Fund.

(d)

At December 31, 2012, other investments consisted of (in thousands) $88,100 of repurchase agreements, $12,915 of certificates of deposit and $1,682 of commercial paper. At December 31, 2011, other investments consisted of (in thousands) $400 of repurchase agreements.

Time Warner Savings Plan

Notes to Financial Statements (continued)

The following table reconciles the beginning and ending balances of the Plan’s assets classified as Level 3 for the years ended December 31, 2012 and December 31, 2011 (in thousands):

	December 31, 2012					December 31, 2011
	Investment Grade Corporate Bonds	Non- investment Grade Corporate Bonds	US Government and Agency Securities	Mortgage Related Obligations	Total	Investment Grade Corporate Bonds	Non- investment Grade Corporate Bonds	US Government and Agency Securities	Total
Balance at beginning of period	$2,548	$3	$1,678	$–	$4,229	$2,053	$–	$3,731	$5,784
Actual return on plan assets:
Relating to assets still held at end of period	134	–	–	–	134	(307)	3	(23)	(327)
Relating to assets sold during the period	(134)	–	–	–	(134)	34	–	–	34
Purchases	–	–	–	272	272	1,227	–	389	1,616
Sales	–	–	–	–	–	(459)	–	(39)	(498)
Issuances	–	–	–	–	–	–	–	–	–
Settlements	–	–	–	–	–	–	–	–	–
Transfers into Level 3	–	–		–	–	–	–	–	–
Transfers out of Level 3	(2,548)	(3)	(1,678)	–	(4,229)	–	–	(2,380)	(2,380)

Balance at end of period	$–	$–	$–	$272	$272	$2,548	$3	$1,678	$4,229

The following is a description of the valuation methodologies used for assets measured at fair value. Investments are recorded by the Plan on a trade date basis at fair value.

Commingled trust funds: Valued at the net asset value per unit at year end as reported to Fidelity by each fund company managing such trusts. Investments in the underlying commingled trust funds can generally be redeemed daily at net asset value.

Equity securities: Valued at the closing price at year end as reported on the active market on which the individual securities are traded.

Synthetic investment contracts: The fair value of the benefit-responsive synthetic investment contracts at year end is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract. As of December 31, 2012 and 2011, there were no reserves against contract values for the credit risk of contract issuers or otherwise.

Time Warner Savings Plan

Notes to Financial Statements (continued)

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Fixed income securities: Valued at the closing price at year end as reported on the active market on which the individual securities are traded. Securities not traded on an active market are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the securities are valued using a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks. Due to the subjectivity involved in this assessment, these investments may be classified in Level 3 of the fair value hierarchy.

Cash equivalents and other investments: Cash equivalents consist of investments in short term investment funds and a money market fund valued at net asset value per unit equal to one dollar at year end. Other investments can consist of certificates of deposit, commercial paper, repurchase agreements and futures, option and swap contracts. Certificates of deposit and repurchase agreements are valued at amortized cost, which approximates fair value. Commercial paper is valued using broker quotes that utilize observable market inputs. Futures and option contracts are generally valued at closing settlement prices. Swap contracts are marked-to-market as the net amount due to and from the Plan in accordance with the terms of the contract based on the closing level of the relevant market rate of interest.

5. Transactions with Parties-in-Interest

Under the terms of the Plan and the Master Trust, Time Warner may elect to contribute shares of Time Warner common stock and/or cash for Employing Company Contributions to the Plan. There were no shares of Time Warner common stock contributed in 2012 or 2011 as Employing Company Contributions to the Plan. The Plan may also purchase or sell shares of Time Warner common stock directly from or to Time Warner, respectively. There were no purchases or sales of Time Warner common stock by the Plan directly from or to Time Warner in 2012 or 2011.

Time Warner Savings Plan

Notes to Financial Statements (continued)

Certain Plan investments are managed by Fidelity. State Street Bank acts as sub-custodian for certain Plan investments. Therefore, Fidelity’s management of such Plan investments and State Street Bank’s holding of such investments as sub-custodian qualify as party-in-interest transactions; however, these transactions are exempt from the prohibited transaction rules under ERISA.

6. Tax Status of Plan

The Plan has received a determination letter from the IRS, dated May 13, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. The Plan filed for a new determination letter from the IRS on January 31, 2013. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax exempt. The Plan is subject to audits, from time to time, by various authorities. The Administrative Committee believes that the Plan’s information statement on Form 5500 is subject to examination for years after 2008; however, there are currently no audits for any periods in progress.

7. Subsequent Event

On March 6, 2013, Time Warner announced that its board of directors has authorized management to proceed with plans for the complete legal and structural separation of Time Warner’s Publishing segment (as described in Time Warner’s annual report on Form 10-K for the year ended December 31, 2012) from Time Warner (the “Time Separation”). The Time Separation is currently expected to be effected as a spin-off of Time Inc., a wholly owned subsidiary and an Employing Company. In the Time Separation, Time Warner will distribute all of the Time Inc. common stock to Time Warner stockholders, and Time Inc. will become an independent publicly-traded company. The Time Separation is contingent on the satisfaction of a number of conditions. Time Warner expects to complete the Time Separation by the end of 2013. Time Inc. and the other entities in the Publishing segment that are Employing Companies (the “Publishing Segment Employing Companies”) will cease to be such effective upon the completion of the Time Separation. However, at this time, it is not known how the Plan participants employed by the Publishing Segment Employing Companies will be affected and what the impact to the Plan will be.

Time Warner Savings Plan

Notes to Financial Statements (continued)

8. Reconciliation to Form 5500

The net assets of the Plan that are attributed to fully benefit-responsive investment contracts will be recorded at fair value on the 2012 IRS Form 5500 and related schedules. The following is a reconciliation of the Plan’s net assets available for benefits and changes in net assets available for benefits between the financial statements and Form 5500:

	December 31,
	2012	2011

	(In Thousands)
Net assets available for benefits per the financial statements	$4,086,816	$3,556,062
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	23,018	22,959

Net assets per the Form 5500	$4,109,834	$3,579,021

Year Ended December 31, 2012

(In Thousands)
Net investment income from the Plan per the financial statements	$494,520
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(22,959)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	23,018

Net investment income from the Plan per the Form 5500	$494,579

Supplemental Schedules

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule G, Part I – Loans or Fixed Income Obligations in Default or Classified as Uncollectible

December 31, 2012

				Amount Received During Reporting Year			Amount Overdue
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Party-In- Interest	Identity and Address of Obligor	Detailed Description of Loan Including Dates of
Making and Maturity, Interest Rate, the Type
and Value of Collateral, any Renegotiation of
The Loan and the Terms of the Renegotiation
		and Other Material Items	Original Amount of Loan	Principal	Interest	Unpaid Balance at End of Year	Principal	Interest
	Glitnir Bank	GLITNIR 3ML+273.25 6/16 144A	$411,000	$–	$–	$13,050	$–	$13,050
	Glitnir Bank	GLITNIR BK MTN 6.33% 7/11 144A	279,000	–	–	296,661	279,000	17,661
	Kaupthing Bank	KAUPTHING BK 5.75% 10/4/11 144A	120,000	–	–	126,900	120,000	6,900
	Kaupthing Bank	KAUPTHING BK 7.625% 2/28/15	1,177,000	–	–	89,746	–	89,746
	Kaupthing Bank	KAUPTHING MTN 7.125% 5/19/16 144A	130,000	–	–	9,263	–	9,263
	Landsbankinn	LANDSBANK IS MTN 6.1% 8/25/11	641,000	–	–	680,101	641,000	39,101

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2012

Shares or Units	Description	Current Value
	Commingled Trust Funds
19,380,534	BlackRock MSCI ACWI ex-U.S. Index - Fund C	$ 204,270,827
6,441,896	BlackRock Equity Index - Fund H	325,895,518
2,735,664	BlackRock Extended Equity - Market Fund K	142,090,404
11,432,922	BlackRock US Debt Index - Fund T	208,765,155
5,189,942	Pyramis Select Global Plus Fund	59,476,734

	Total Commingled Trust Funds	$ 940,498,638

7,008,237	Time Warner Common Stock*	$ 335,203,976

	Other Common Stocks
4,200	3M CO	$ 389,970
94,350	ACACIA RESEARCH - ACACIA TECH	2,420,078
87,332	ACCENTURE PLC CL A	5,807,578
90,491	ACCRETIVE HEALTH INC	1,046,076
85,965	ACME PACKET INC	1,901,546
175,595	ACXIOM CORP	3,065,889
119,630	AIMIA INC	1,788,377
2,400	AKAMAI TECHNOLOGIES INC	98,184
18,500	ALEXION PHARMACEUTICALS INC	1,735,485
68,195	ALIGN TECHNOLOGY INC	1,892,411
180,710	ALKERMES PLC	3,346,749
16,600	ALLERGAN INC	1,522,718
5,100	ALLIANCE DATA SYSTEMS CORP	738,276
50,100	ALLSCRIPTS HLTHCARE SOLS INC	471,942
100	ALTERA CORP	3,444
160,410	AMARIN CORP PLC ADR	1,297,717
41,142	AMAZON.COM INC	10,332,402
35,400	AMERICAN EXPRESS CO	2,034,792
76,310	AMERICAN PUBLIC EDUCATION INC	2,755,554
59,400	AMERICAN TOWER CORP	4,589,838
45,102	AMERICAN VANGUARD CORP	1,401,319
7,600	AMERIPRISE FINANCIAL INC	475,988
400	AMETEK INC NEW	15,028
2,400	AMGEN INC	207,168
2,400	AMPHENOL CORPORATION CL A	155,280
4,100	ANHEUSER BUSCH IV SA NV SP ADR	358,381
76,983	AOL INC	2,279,467
52,846	APPLE INC	28,168,503
45,745	ARIAD PHARMACEUTICALS INC	877,389

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	Other Common Stocks (continued)
34,845	ARUBA NETWORKS INC	$ 723,034
149,073	ASSOCIATED BANC CORP	1,955,838
21,900	AUTODESK INC	774,165
76,464	AVERY DENNISON CORP	2,670,123
25,200	BAIDU INC SPON ADR	2,527,308
12,600	BAXTER INTL INC	839,916
121,219	BIOGEN IDEC INC	17,779,191
45,727	BIOMARIN PHARMACEUTICAL INC	2,252,055
18,800	BOEING CO	1,416,768
8,000	BONAVISTA ENERGY CORP	119,192
52,266	BOULDER BRANDS INC	674,231
25,232	BRISTOW GROUP INC	1,353,949
70,200	BROADCOM CORP CL A	2,331,342
64,745	BROADSOFT INC	2,352,186
264,380	CALPINE CORP	4,793,209
21,800	CAMERON INTERNATIONAL CORP	1,230,828
202,000	CAPITAL ONE FINANCIAL CORP	11,701,860
2,200	CARDINAL HEALTH INC	90,596
75,866	CARMAX INC	2,848,010
59,200	CARNIVAL CORP PAIRED CTF	2,176,784
89,870	CARRIZO OIL & GAS INC	1,880,080
60,745	CAVIUM INC	1,895,851
7,757	CBOE HOLDINGS INC	228,521
42,450	CELADON GRP INC	767,072
25,600	CELGENE CORP	2,015,232
2,700	CERNER CORP	209,628
100	CH ROBINSON WORLDWIDE INC	6,322
20,485	CHIPOTLE MEXICAN GRILL INC	6,093,468
307,746	CITIGROUP INC	12,174,432
900	CITRIX SYSTEMS INC	59,175
147,000	CITY NATIONAL CORP	7,279,440
39,751	CLARCOR INC	1,899,303
8,900	COACH INC	494,039
1,000	COCA COLA CO	36,250
57,990	COGENT COMMUNICATIONS GROUP	1,312,894
8,900	COGNIZANT TECH SOLUTIONS CL A	659,045
177,052	COLUMBIA BANKING SYSTEMS INC	3,176,313
9,725	COMMVAULT SYSTEMS INC	677,930
48,036	COMPASS MINERALS INTL INC	3,588,770

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	Other Common Stocks (continued)
172,020	COMSTOCK RESOURCES INC NEW	$ 2,602,663
5,000	CONCHO RESOURCES INC	402,800
165,150	CONSTANT CONTACT INC	2,346,782
266,054	CONSTELLATION BRANDS INC CL A	9,415,651
104,933	COPART INC	3,095,524
2,300	COSTCO WHOLESALE CORP	227,171
30,100	COVANCE INC	1,738,877
8,300	COVIDIEN PLC	479,242
19,440	CUBIST PHARMACEUTICALS INC	817,646
68,389	CUMMINS INC	7,409,948
14,400	CVS CAREMARK CORP	696,240
107,400	DANAHER CORP	6,003,660
57,185	DENBURY RESOURCES INC	926,397
30,900	DISCOVERY COMM INC CL C NON-VO	1,807,650
24,200	DISNEY (WALT) CO	1,204,918
100,539	DOLLAR TREE INC	4,077,862
46,772	DST SYSTEMS INC	2,834,383
179,403	DUNKIN BRANDS GROUP INC	5,952,592
73,400	EBAY INC	3,744,868
21,200	ECOLAB INC	1,524,280
6,100	EDWARDS LIFESCIENCES CORP	550,037
67,033	EHEALTH INC	1,842,067
2,809	ELECTRONICS FOR IMAGING INC	53,343
82,500	EMC CORP	2,087,250
57,865	EMERGENT BIOSOL	928,155
74,255	ENCORE CAP GROUP INC	2,273,688
12,500	EOG RESOURCES INC	1,509,875
12,000	EQT CORPORATION	707,760
36,590	EQUINIX INC	7,544,858
101,766	EURONET WORLDWIDE INC	2,401,678
33,520	EXACTTARGET INC	670,400
3,300	EXPEDIA INC	202,785
25,900	EXPRESS SCRIPTS HLDG CO	1,398,600
200	F5 NETWORKS INC	19,430
114,412	FACEBOOK INC A	3,046,792
46,700	FASTENAL CO	2,180,423
25,600	FEDEX CORP	2,348,032
23,830	FINANCIAL ENGINES INC	661,283
28,490	FINISAR CORP	464,387

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	Other Common Stocks (continued)
292,687	FIRST HORIZON NATIONAL CORP	$ 2,900,528
74,007	FIRST NIAGARA FINL GROUP INC	586,876
36,700	FIRSTMERIT CORP	520,773
8,000	FISERV INC	632,240
6,300	FMC TECHNOLOGIES INC	269,829
51,107	FORTUNE BRANDS HOME & SEC INC	1,493,347
21,400	FOSSIL INC	1,992,340
56,015	FRANCESCA’S HOLDINGS CORP	1,454,149
26,100	FRANKLIN RESOURCES INC	3,280,770
33,140	FTI CONSULTING INC	1,093,620
114,087	FUSION-IO INC	2,616,015
131,244	GAMESTOP CORP CL A	3,292,912
96,263	GENESEE & WYOMING INC CL A	7,323,689
185,126	GILEAD SCIENCES INC	13,597,505
120,560	GLOBE SPECIALTY METALS INC	1,657,700
3,700	GOLDMAN SACHS GROUP INC	471,972
239,525	GOODRICH PETRO CORP	2,232,373
23,591	GOOGLE INC A	16,734,748
3,900	GREEN MTN COFFEE ROASTERS INC	161,304
1,420	HAIN CELESTIAL GROUP INC	76,992
20,580	HALCON RESOURCES CORP	142,414
177,694	HALLIBURTON CO	6,164,205
20,800	HARLEY-DAVIDSON INC	1,015,872
42,217	HARMAN INTL IND INC NEW	1,884,567
22,835	HAYNES INTL INC	1,184,451
18,200	HEALTH NET INC	442,260
1,800	HENRY SCHEIN INC	144,828
48,190	HILLSHIRE BRANDS CO	1,356,067
19,500	HOME DEPOT INC	1,206,075
23,000	HONEYWELL INTL INC	1,459,810
256,877	HORSEHEAD HOLDING CORP	2,622,714
4,500	HUNT J B TRANSPORT SERVICES IN	268,695
29,400	HUNTINGTON INC W/I	1,274,196
83,759	IHS INC CL A	8,040,864
56,045	INNERWORKINGS INC	772,300
175,415	INPHI CORP	1,680,476
38,395	INSULET CORP	814,742
482,965	INTEGRATED DEVICE TECH INC	3,525,645
94,800	INTERACTIVE BROKERS GROUP INC	1,296,864

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	Other Common Stocks (continued)
6,500	INTERCONTINENTAL EXCHANGE INC	$ 804,765
108,101	INTERNAP NETWORK SERVICES CORP	750,221
11,795	INTERXION HOLDING NV	280,249
9,000	INTUIT INC	535,500
24,176	INTUITIVE SURGICAL INC	11,855,186
77,400	INVESCO LTD	2,019,366
32,115	IPG PHOTONICS CORP	2,140,465
4,042	JONES LANG LASALLE INC	339,285
6,500	JPMORGAN CHASE & CO	285,805
35,600	JUNIPER NETWORKS INC	700,252
14,900	KANSAS CITY SOUTHERN	1,243,852
101,518	LAREDO PETROLEUM INC	1,843,567
42,200	LAS VEGAS SANDS CORP	1,947,952
82,060	LENDER PROCESSING SVCS INC	2,020,317
500	LENNAR CORP CL A	19,335
26,200	LIBERTY INTERACTIVE CORP	515,616
23,872	LIFE TIME FITNESS INC	1,174,741
114,357	LIMITED BRANDS INC	5,381,640
46,379	LINKEDIN CORP CL A	5,325,237
304,611	LOWES COS INC	10,819,783
33,954	LPL FINANCIAL HOLDINGS INC	956,145
149,809	LYONDELLBASELL INDS CLASS A	8,552,596
400	M&T BANK CORP	39,388
45,513	M/I HOMES INC	1,206,095
38,386	MAGELLAN HLTH SERVICES INC	1,880,914
92,155	MANITOWOC CO INC	1,444,990
24,200	MARRIOTT INTERNATIONAL INC A	901,934
11,100	MARSH & MCLENNAN COS INC	382,617
59,285	MASTEC INC	1,477,975
35,054	MASTERCARD INC CL A	17,221,329
10,705	MATERION CORP	275,975
400	MCGRAW-HILL COS INC	21,868
31,900	MCKESSON CORP	3,093,024
17,510	MEDIDATA SOLUTIONS INC	686,217
54,135	MEDIFAST INC	1,428,623
22,400	MICHAEL KORS HOLDINGS LTD	1,143,072
54,185	MOBILE MINI INC	1,128,674
103,627	MONEYGRAM INTERNATIONAL INC	1,377,203
122,605	MONSANTO CO NEW	11,604,563

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	Other Common Stocks (continued)
9,300	MONSTER BEVERAGE CORP	$ 491,784
4,400	MORGAN STANLEY	84,128
60,048	MYRIAD GENETICS INC	1,636,308
141,132	NATIONAL OILWELL VARCO INC	9,646,372
73,670	NATIONSTAR MORTGAGE HLDGS INC	2,282,297
78,188	NEW GOLD INC(US)	862,414
238,237	NIELSEN HOLDINGS BV	7,287,670
22,400	NIKE INC CL B	1,155,840
15,600	NORTHERN TRUST CORP	782,496
500	OCCIDENTAL PETROLEUM CORP	38,305
8,100	OMNICOM GROUP INC	404,676
500	ORACLE CORP	16,660
119,885	ORASURE TECHNOLOGIES INC	860,774
15,200	O’REILLY AUTOMOTIVE INC	1,359,184
96,290	PANDORA MEDIA INC	883,942
20,802	PAREXEL INTERNATIONAL CORP	615,531
132,190	PENTAIR LTD	6,497,139
400	PERRIGO CO (USA)	41,612
1,400	PETSMART INC	95,676
165,803	PEYTO EXPL & DEV CORP NEW	3,832,121
44,870	PHH CORP	1,020,793
11,300	PIONEER NATURAL RESOURCES CO	1,204,467
46,735	POLYPORE INTERNATIONAL INC	2,173,178
20,535	POWER INTEGRATIONS INC	690,181
31,000	PRAXAIR INC	3,392,950
84,506	PRECISION CASTPARTS CORP	16,007,127
18,900	PRICELINE.COM INC	11,740,680
100	PRUDENTIAL FINANCIAL INC	5,333
16,300	PVH CORP	1,809,463
51,335	QLIK TECHNOLOGIES INC	1,114,996
67,500	QUALCOMM INC	4,186,350
135,100	QUESTAR CORP	2,669,576
558,305	QUICKSILVER RES INC	1,596,752
53,248	RALPH LAUREN CORP	7,982,940
11,900	RANGE RESOURCES CORP	747,677
149,387	RED HAT INC	7,911,536
55,935	REDWOOD TRUST INC REIT	944,742
6,400	REGENERON PHARMACEUTICALS INC	1,094,848

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	Other Common Stocks (continued)
8,200	ROPER INDUSTRIES INC	$ 914,136
2,850	ROSETTA RESOURCES INC	129,276
88,378	ROSS STORES INC	4,785,669
13,400	SALESFORCE.COM INC	2,252,540
43,300	SCHLUMBERGER LTD	3,000,257
252,096	SCORPIO TANKERS INC	1,792,403
16,800	SHERWIN WILLIAMS CO	2,584,176
51,790	SODASTREAM INTERNATIONAL LTD	2,324,853
17,215	SOURCEFIRE INC	812,892
47,525	SPECTRANETICS CORP	701,944
79,050	STANCORP FINL GROUP INC	2,898,764
68,000	STARBUCKS CORP	3,646,160
36,300	STARWOOD HTLS & RESRT WRLDWIDE	2,082,168
10,500	STATE STREET CORP*	493,605
16,180	STEVEN MADDEN LTD	683,929
5,111	STIFEL FINANCIAL CORP	163,399
10,900	STRYKER CORP	597,538
15,100	TD AMERITRADE HOLDING CORP	253,831
36,615	TENNECO INC	1,285,553
168,266	TESLA MOTORS INC	5,699,169
20,800	THERMO FISHER SCIENTIFIC INC	1,326,624
100	TIFFANY & CO	5,734
1,500	TIM HORTONS INC	73,770
45,124	TORCHMARK CORP	2,331,557
30,238	TRACTOR SUPPLY CO.	2,671,830
48,097	TRANSDIGM GROUP INC	6,558,507
2,100	TRIMBLE NAVIGATION LTD	125,538
31,020	TUMI HOLDINGS INC	646,767
26,874	TUPPERWARE BRANDS CORP	1,722,623
37,097	ULTA SALON COSMETICS & FRG INC	3,645,151
29,900	UNION PACIFIC CORP	3,759,028
20,900	UNITED CONTINENTAL HLDGS INC	488,642
91,162	UNITED RENTALS INC	4,149,694
2,500	UNITED TECHNOLOGIES CORP	205,025
20,700	UNITEDHEALTH GROUP INC	1,122,768
27,900	US BANCORP DEL	891,126
1,300	VALEANT PHARMACEUTICALS (USA)	77,701
96,100	VALUECLICK INC	1,865,301
66,000	VCA ANTECH INC	1,389,300

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	Other Common Stocks (continued)
400	VERISK ANALYTICS INC	$ 20,400
142,161	VIACOM INC CL B	7,497,571
20,400	VISA INC CL A	3,092,232
26,880	VISTAPRINT NV	883,277
69,629	VMWARE INC CL A	6,554,874
297,680	WABASH NATIONAL CORP	2,670,190
32,880	WALTER ENERGY INC	1,179,734
106,430	WASTE CONNECTIONS INC	3,596,270
90,770	WESCO INTERNATIONAL INC	6,120,621
75,533	WHITEWAVE FOODS CO	1,173,783
14,400	WHOLE FOODS MARKET INC	1,315,152
304,415	WISDOMTREE INVESTMENTS INC	1,863,020
51,275	WW GRAINGER INC	10,376,522
56,504	WYNN RESORTS LTD	6,356,135
19,300	XILINX INC	692,870
108,750	YUM BRANDS INC	7,221,000

	Total Other Common Stocks	$ 712,896,076

	Preferred Stocks
1,450	CITIGROUP CAP XIII 7.875% PFD	$ 40,455

	Total Preferred Stocks	$ 40,455

	Synthetic Investment Contracts
	CASH	$ 29,165
3,595,135	COLCHESTER STREET TRUST MONEY MARKET PORTFOLIO CLASS I	3,595,135
1,350,000	ABBEY NATL 3.875% 11/10/14 144A	1,408,182
1,087,000	ABBVIE INC 1.75% 11/06/17 144A	1,101,217
79,000	AETNA INC 1.5% 11/15/17	79,308
419,365	ALLYA 2011-1 A3 1.45% 1/15	420,974
434,135	ALLYA 2011-2 A3 1.18% 4/15	435,818
691,101	ALLYA 2011-3 A3 0.97% 8/15	693,628
507,943	ALLYA 2012-1 A2 0.71% 9/14	508,839
600,000	ALLYA 2012-2 A3 0.74% 4/16	602,745
870,000	ALLYL 2012-SN1 A3 .57% 8/20/15	870,506
606,000	AMER HONDA 2.5% 9/21/15 144A	636,102
882,000	AMERICAN EX CC 2.75% 9/15/15	931,742
958,000	AMERICAN EX MTN 2.8% 9/19/16	1,020,921
630,000	AMERICAN EXP .875% 11/13/15	630,204
630,000	AMERICAN HONDA 1.5% 9/17 144A	632,486

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
479,000	AMERICAN INTL GRP 3.8% 3/22/17	$ 523,281
3,110,000	AMXCA 2012-2 A .68% 3/18	3,121,270
3,080,000	AMXCA 2012-5 A 0.59% 5/18	3,081,036
640,000	ANHEUSER BUSCH 1.375% 7/15/17	650,546
590,000	ANZ BK GRP 2.125% 1/10/14 144A	604,257
174,000	APACHE CORP 1.75% 4/15/17	179,258
230,000	AT&T INC 1.4% 12/01/17	230,135
608,000	AT&T INC 2.4% 8/15/16	639,828
1,830,000	AT&T INC 2.5% 8/15/15	1,925,055
600,000	AT&T INC 2.95% 5/15/16	637,331
630,000	AUSTRALIA & NZ 1.875% 10/06/17	645,667
870,000	BAAT 2012-1 A3 0.78% 6/16	874,346
85,782	BACM 2005-3 A2 CSTR 7/43	86,275
2,290,000	BANK AMERICA 4.5% 4/1/15	2,466,575
1,890,000	BANK AMERICA FDG 3.7% 9/1/15	2,021,152
630,000	BANK MONTREAL MTN 2.5% 1/11/17	667,625
3,120,000	BANK OF NOVA SC 2.05% 10/07/15	3,239,120
630,000	BANK OF NY MTN 2.4% 1/17/17	666,678
1,690,000	BARCLAYS BANK 2.375% 1/13/14	1,737,258
590,000	BB&T CORP MTN B/E 3.2% 3/15/16	633,373
620,000	BERK HATH INC 2.2% 8/15/16	651,872
620,000	BG ENERGY 2.875% 10/16 144A	657,950
1,500,000	BK NOVA SCOTIA 1.375% 12/18/17	1,502,248
454,964	BMWLT 2011-1 A3 1.06% 2/14	455,877
670,000	BMWLT 2012-1 A3 .75% 2/20/15	672,487
570,000	BMWOT 2011-A A3 .76% 8/15	571,986
500,000	BOIT 2003-A8 A8 1ML+25 5/16	500,857
590,000	BP CAPITAL MARKET 3.2% 3/11/16	634,982
620,000	BP CAPITAL MARKETS 2.248% 11/16	647,171
650,000	BP CAPITAL MKTS 1.375% 11/6/17	651,696
1,760,000	BRIT COLMB PROV 2.1% 5/18/16	1,853,339
3,710,000	BRITISH COLMB PRO 1.2% 4/25/17	3,783,514
630,000	BSCMS 05-PWR8 A4 4.674% 6/41	685,264
910,000	BSCMS 05-T18 A4 4.933% 2/42	986,548
1,800,000	C 6.5% 08/13 SNR	1,905,175
950,000	CANADA GOVT .875% 2/14/17	960,550
530,000	CANADIAN IMP BK .9% 10/01/15	533,433
1,320,000	CAPITAL ONE FIN 2.125% 7/15/14	1,356,669
620,000	CAPITAL ONE FIN 2.15% 3/23/15	636,447

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
640,000	CAPITAL ONE FIN CO 1% 11/06/15	$ 638,763
490,000	CARMX 2012-3 A3 0.52% 7/17	489,955
1,430,000	CCCIT 2008-A5 A5 4.85% 4/15	1,463,585
690,000	CCCIT 2009-A4 A4 4.9% 6/16	736,099
1,760,000	CCCIT 2012-A1 A1 0.55% 10/17	1,760,880
396,962	CFGNR 2011-150 D 3% 4/37	408,415
540,000	CGCMT 2006-C5 A4 5.431% 10/49	622,001
3,000,000	CHAIT 2012-A3 A3 6/17	3,020,369
3,060,000	CHAIT 2012-A5 A5 0.59% 8/17	3,064,036
3,800,000	CHAIT 2012-A8 A8 0.54% 10/17	3,796,048
1,176,000	CHEVRON CORP NE 1.104% 12/5/17	1,184,703
600,000	CITIGROUP 3.953% 6/15/16	646,703
1,200,000	CITIGROUP 4.75% 5/19/15	1,300,206
141,000	CITIGROUP 5.125% 5/5/14	149,662
1,271,000	CITIGROUP 6.375% 8/12/14	1,404,791
630,000	CITIGROUP INC 2.25% 8/07/15	650,822
620,000	CITIGROUP INC 2.65% 3/02/15	643,846
70,000	COMERICA INC 3% 9/16/15	74,521
800,000	COMM 2006-C8 A4 0 12/46	922,630
233,669	COMM 2012-CR1 A1 1.116% 5/45	236,027
510,000	COMM 2012-CR1 A2 2.35% 5/45	537,579
470,000	COMM 2012-CR5 A1 0.673% 12/45	470,264
600,000	COMMONWEALTH BK 3.5% 3/19/15 144A	640,238
3,180,000	COMMONWEALTH MTN 2.9% 9/17/14 144A	3,337,937
630,000	COMMONWEALTH NY 1.95% 3/16/15	650,052
382,000	COMWLTH EDISON 1.95% 9/01/16	396,463
550,000	CREDIT SUIS(NY)MTN 3.5% 3/23/15	585,204
3,162,000	CREDIT SUISSE NY 2.2% 1/14/14	3,242,522
487,561	CSFB 2003-C4 A4 5.137% 8/36	495,428
625,000	DAIMLER FIN 1.875% 9/15/14144A	638,694
1,260,000	DAIMLER FIN NOR 1.3% 7/15 144A	1,274,042
620,000	DAIMLER FINA NA 1.65% 4/15 144A	629,865
138,890	DBUBS 2011-LC3A A1 2.238% 8/44	142,723
1,400,000	DCENT 2012-A1 A1 0.81% 8/17	1,411,117
2,510,000	DCENT 2012-A3 A 0.86% 11/15/17	2,527,399
590,000	DEUTSCHE BK AG 3.25% 1/11/16	633,248
562,000	DISNEY (WALT) MTN 1.1% 12/1/17	563,497
421,000	DOMINION RES INC 1.95% 8/15/16	435,634
1,602,000	DOMINION RESOUR 2.25% 9/1/15	1,671,865

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
211,000	DUKE ENERGY CAR 1.75% 12/15/16	$ 216,418
584,000	ENEL FIN INTL 5.7% 1/15/13144A	599,717
395,000	EXPORT DEV CANADA 1.5% 5/15/14	402,358
428,337	FHLG 5.50% 3/34 #G01665	470,356
3,086,452	FHLG 5.50% 5/34 #Z40042	3,397,910
531,063	FHLG 10YR 3.00% 8/21 #J16393	558,757
518,214	FHLG 10YR 3.00% 8/21 #J16442	545,238
445,624	FHLG 15YR 3.50% 1/26 #G14312	476,986
1,196,422	FHLG 15YR 3.50% 4/27 #G14449	1,283,989
5,151,806	FHLG 15YR 3.50% 10/26 #G14450	5,495,059
330,992	FHLG 15YR 4.00% 4/26 #E02867	358,200
933,870	FHLG 15YR 4.00% 6/24 #G18312	995,751
790,342	FHLG 15YR 4.00% 7/24 #G13596	842,712
622,890	FHLG 15YR 4.00% 9/25 #E02787	676,427
629,158	FHLG 15YR 4.00% 9/25 #G14376	670,848
498,946	FHLG 15YR 4.50% 8/18 #E98688	532,897
173,545	FHLG 15YR 4.50% 9/18 #E99205	185,354
236,429	FHLG 15YR 4.50% 10/18 #E99833	252,517
145,612	FHLG 15YR 4.50% 11/18 #B10931	155,539
572,518	FHLG 15YR 5.00% 3/19 #G13052	616,560
787,534	FHLG 15YR 5.00% 4/20 #G13598	849,586
181,726	FHLG 15YR 5.50% 4/18 #G11389	194,137
288,520	FHLG 25YR 5.50% 7/35 #G05815	317,004
379,747	FHLM ARM 2.98% 8/41 #1B8533	398,518
215,218	FHLM ARM 3.07% 9/41 #1B8608	226,193
241,544	FHLM ARM 3.53% 4/40 #1B4657	254,933
183,533	FHLM ARM 3.58% 4/40 #1B4702	192,815
22,392	FHLM ARM 3.88% 1/35 #848084	23,942
43,050	FHLM ARM 4.68% 1/36 #847584	46,087
129,083	FHLM ARM 5.37% 12/35 #1N0106	137,281
21,959	FHLM ARM 5.78% 10/35 #1N0063	23,676
74,853	FHLM ARM 4.199% 8/36 #848185	80,621
2,609	FHLM ARM 4.889% 3/33 #847126	2,782
134,443	FHLM ARM 4.941% 11/35 #1J1228	142,608
40,939	FHLM ARM 5.084% 8/35 #1J0005	44,124
4,000,000	FHLMC .75% 1/12/18	3,970,419
3,582,000	FHLMC 1% 9/29/17	3,624,138
2,425,000	FHLMC 1.75% 9/10/15	2,525,530
51,174	FHR 2290 C 6% 2/31	56,670

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
59,149	FHR 2313 C 6% 5/31	$ 64,135
48,814	FHR 2394 KD 6% 12/16	52,261
32,049	FHR 2417 EH 6% 2/17	34,395
90,933	FHR 2763 PD 4.5% 12/17	91,472
135,717	FHR 2780 QD 4.5% 3/18	136,626
281,252	FHR 2866 XE 4% 12/18	290,954
1,171,206	FHR 3102 FD 1ML+30 1/36	1,174,568
458,525	FHR 3117 JF 1ML+30 2/36	459,635
325,156	FHR 3415 PC 5% 12/37	354,699
64,213	FHR 3560 LA 2% 8/14	64,359
222,157	FHR 3573 LC 1.85% 8/14	223,710
437,144	FHR 3741 HD 3% 11/15/39	459,443
592,684	FHR 3763 QA 4% 4/34	638,927
515,614	FHR 3820 DA 4% 11/35	567,627
671,551	FHR 3943 EF 1ML+25 2/26	672,924
2,751,883	FHR 4046 LA 3% 11/2026	2,928,751
336,000	FIFTH THIRD BAN 3.625% 1/25/16	364,185
2,302,785	FNMA 5.50% 11/34 #310105	2,534,622
91,614	FNMA 6.50% 7/32 #545759	104,160
32,169	FNMA 6.50% 7/32 #545762	36,574
37,483	FNMA 6.50% 7/35 #745092	42,607
59,920	FNMA 6.50% 8/36 #888034	68,113
278,504	FNMA 6.50% 8/36 #888544	316,801
226,588	FNMA 6.50% 8/36 #AE0746	257,709
32,218	FNMA 6.50% 12/32 #735415	36,627
307,234	FNMA 6.50% 12/35 #AD0723	349,195
31,967,000	FNMA .5% 9/28/15	32,090,380
5,678,000	FNMA 0.5% 5/27/15	5,698,708
5,368,000	FNMA 0.5% 7/02/15	5,397,413
670,000	FNMA 0.75% 12/19/14	675,908
888,000	FNMA 0.875% 12/20/17	888,731
5,713,000	FNMA 1.625% 10/26/15	5,923,307
489,221	FNMA 15YR 3.50% 1/26 #AL1168	528,142
1,812,081	FNMA 15YR 3.50% 3/27 #AL1746	1,961,342
1,139,298	FNMA 15YR 3.50% 5/27 #AL1741	1,227,801
846,718	FNMA 15YR 3.50% 5/27 #AL1742	908,259
428,287	FNMA 15YR 3.50% 5/27 #AL1751	461,558
6,571,744	FNMA 15YR 3.50% 12/25 #AE0368	6,987,783
224,073	FNMA 15YR 4.00% 9/18 #734729	240,470

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
218,470	FNMA 15YR 4.50% 6/19 #745278	$ 235,709
100,683	FNMA 15YR 4.50% 7/20 #888653	108,627
3,431	FNMA 15YR 7.00% 1/16 #535662	3,640
1,402	FNMA 15YR 7.00% 5/15 #495848	1,479
7,277	FNMA 15YR 7.00% 8/14 #783427	7,536
2,159	FNMA 15YR 7.00% 11/18 #735420	2,265
14,228	FNMA 20YR 5.50% 10/22 #254522	15,530
34,064	FNMA ARM 2.42% 11/36 #AD0710	36,098
76,435	FNMA ARM 2.61% 4/35 #995609	81,858
183,209	FNMA ARM 3.01% 8/41 #AI4358	191,499
338,783	FNMA ARM 3.20% 1/40 #AC0599	355,575
201,448	FNMA ARM 3.37% 9/41 #AI8935	213,097
268,860	FNMA ARM 3.47% 3/40 #AD0820	281,685
362,719	FNMA ARM 3.60% 3/40 #AD1555	383,194
173,314	FNMA ARM 4.21% 5/35 #889946	184,252
362,801	FNMA ARM 4.285% 7/33#AD0066	386,080
217,918	FNMA ARM 4.30% 2/35 #995017	232,031
171,792	FNMA ARM 4.53% 12/34 #802852	183,584
221,959	FNMA ARM 4.58% 7/35 #826362	236,225
150,586	FNMA ARM 4.68% 11/34 #735011	159,549
34,899	FNMA ARM 5.12% 6/35 #823810	37,301
11,607	FNMA ARM 5.280% 3/35 #843014	12,252
14,577	FNMA ARM 6.25% 6/36 #886983	15,620
832,876	FNMA ARM 4.198% 11/34 #841068	891,166
65,237	FNMA ARM 4.428% 7/36 #555923	69,025
192,843	FNMA ARM 4.564% 4/33 #713937	202,774
96,939	FNMA ARM 4.58% 7/35 #995273	104,057
2,692	FNMA ARM 4.653% 3/35 #816322	2,794
16,202	FNMA ARM 4.893% 10/35 #847787	16,949
17,372	FNMA ARM 4.898% 5/35 #995272	18,649
8,381	FNMA ARM 5.344% 7/35 #834917	8,833
15,413	FNMA ARM 5.349% 12/34 #843013	16,214
29,582	FNMA ARM 3.752% 10/33 #755148	31,126
17,685	FNMA ARM 3.753% 10/33 #746320	18,882
1,653	FNMA ARM 3.984% 5/33 #703915	1,735
6,654	FNMA ARM 4.293% 3/35 #815586	7,085
12,721	FNMA ARM 4.358% 10/33 #754672	13,433
200,561	FNMA ARM 4.512% 12/36 #995606	216,004
57,021	FNMA ARM 4.513% 12/34 #802695	60,563

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
206,555	FNMA ARM 4.53% 10/35 #995414	$ 219,968
1,055,604	FNMA ARM 4.55% 10/35 #995415	1,122,586
18,565	FNMA ARM 4.801% 2/33 #695019	19,485
14,711	FNMA ARM 5.05% 7/34 #801635	15,622
49,308	FNR 2002-56 MC 5.5% 9/17	52,384
307,644	FNR 2003-74 PG 4.5% 8/18	329,044
390,525	FNR 2005-106 UF 1ML+30 11/35	391,605
402,648	FNR 2005-90 FC 1ML+25 10/35	403,014
273,443	FNR 2008-29 BG 4.7% 12/35	290,818
827,863	FNR 2008-95 AD 4.5% 12/23	877,955
288,494	FNR 2010-123 DL 3.5% 11/25	303,025
572,794	FNR 2010-135 DE 2.25% 4/24	583,701
452,559	FNR 2010-143 B 3.5% 12/25	479,614
344,354	FNR 2011-23 AB 2.75% 6/25/20	356,905
470,226	FNR 2011-88 AB 2.5% 9/26	485,603
1,098,444	FNR 2012-15 FP 1ML+38 6/40	1,103,076
457,710	FNR 2012-94 E 3% 6/22	481,867
980,000	FORD 2 11-B ABS 1.05% 10/15/14	985,310
1,080,000	FORDL 2011-A A3 1% 7/14	1,082,687
390,000	FORDL 2012-A A3 0.85% 1/15	391,872
300,000	FORDL 2012-B A2 0.54% 11/14	300,243
730,000	FORDL 2012-B A3 0.57% 9/15	730,874
259,855	FORDO 2009-C A4 4.43% 11/14	264,248
257,963	FORDO 2011-A A3 .97% 1/15	258,659
471,669	FORDO 2011-B A3 .84% 6/15	473,053
920,000	FORDO 2012-B A3 0.72% 12/15/16	923,496
760,000	FORDO 2012-D A3 0.51% 4/17	759,858
202,000	FRANCE TELECOM 2.125% 9/16/15	209,001
830,000	G2SF 12-149 LF 1ML+25 12/42	831,032
450,000	GE CAP CORP 1.6% 11/20/17	450,944
1,818,000	GE CAP CORP 2.25% 11/9/15	1,883,230
950,000	GE CAP CORP 2.9% 1/09/17	1,017,333
823,000	GE CAP CORP MTN 2.15% 1/09/15	853,736
534,000	GE CAP MTN 3.5% 6/29/15	567,503
404,000	GE ELEC CAP CORP 2.1% 1/07/14	414,872
830,000	GECMC 2006-C1 A4 CSTR 3/44	934,835
1,170,000	GEMNT 2012-1 A 1.03% 1/18	1,182,536
3,800,000	GEMNT 2012-5 A 0.97% 6/15/18	3,836,236
178,000	GENERAL ELEC 2.95% 5/09/16	188,210

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
620,000	GENERAL ELEC MTN 3.35% 10/17/16	$ 669,579
289,931	GMACC 2003-C2 A2 CSTR 5/40	295,535
600,000	GMACC 2004-C2 A4 5.301% 8/38	638,933
276,282	GNR 2010-112 PM 3.25% 9/33	284,577
332,372	GNR 2010-99 PT 3.5% 8/33	343,691
2,020,000	GNR 2012-149 MF 1ML+25 12/42	2,022,827
870,000	GOLDMAN SAC GRP 3.625% 2/07/16	933,314
630,000	GOLDMAN SACH MTN 1.6% 11/23/15	635,437
1,373,000	GOLDMAN SACHS MTN 3.7% 8/1/15	1,470,110
660,000	GSMS 04-GG2 A6 CSTR 8/38	700,358
12,712	GSMS 2005-GG4 A3 4.607% 7/39	12,826
129,301	GSMS 2006-GG6 A2 5.506% 4/38	133,991
386,477	GSMS 2006-GG8 A2 5.479% 11/39	394,641
426,482	GSMS 2011-GC5 A1 CSTR 8/44	432,417
193,430	GSMS 2012-GC6 A1 1.282% 1/45	195,492
223,857	HAROT 2010-1 A4 1.98% 5/23/16	224,859
361,958	HAROT 2010-3 A3 0.7% 4/14	362,343
310,000	HAROT 2011-1 A4 1.8% 4/17	315,527
638,878	HAROT 2011-2 A3 0.94% 3/15	641,452
324,966	HAROT 2011-3 A2 1 4/14	325,338
390,000	HAROT 2012-1 A3 0.77% 1/16	391,962
760,000	HAROT 2012-2 A3 0.7% 2/16	764,353
71,795	HART 09-A A4 3.15% 3/16	73,049
311,381	HART 2011-A A3 1.44% 4/15	312,750
880,000	HART 2012-B A3 .62% 9/16	882,675
584,000	HEWLETT PACKARD CO 1.25% 9/13	586,183
630,000	HEWLETT-PACKARD 2.625% 12/9/14	638,424
1,200,000	HSBC BANK 3.1% 5/24/16 144A	1,272,220
555,000	HSBC USA INC 1.625% 1/16/18	555,565
620,000	HSBC USA INC 2.375% 2/13/15	643,354
812,000	IBM CORP 1.95% 7/22/16	850,649
910,000	ING BANK NV 2% 10/18/13 144A	917,432
630,000	INTEL CORP 1.35% 12/15/17	630,050
2,105,000	JPMC CO MTN 1.875% 3/20/15	2,153,780
600,000	JPMC CO MTN 3.7% 1/20/15	641,620
223,522	JPMCC 03-CB7 A4 CSTR 1/38	230,353
59,168	JPMCC 2003-C1 A2 4.985% 1/37	59,415
319,716	JPMCC 2005-LDP2 A3 4.697% 7/42	322,090
272,355	JPMCC 2005-LDP5 A2 5.198% 12/44	275,921

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
304,987	JPMCC 2007-LD11 A2 CSTR 6/49	$ 316,093
154,571	JPMCC 2007-LDPX A2S 5.305% 1/49	155,983
582,085	JPMCC 2011-C5 A1 1.600% 8/46	592,885
600,000	JPMCC 2012-C6 A2 2.2058% 5/45	627,491
650,000	JPMORGAN CHASE & CO 2% 8/15/17	668,469
630,000	JPMORGAN CHASE 1.1% 10/15/15	631,334
2,028,000	JPMORGAN CHASE CO 3.4% 6/24/15	2,140,996
127,322	LBUBS 2003-C3 A4 4.166% 5/32	128,190
586,628	LBUBS 2004-C8 4.799% 12/29	620,242
210,000	LBUBS 2006-C6 A4 5.372% 9/39	242,034
167,372	LBUBS 2007-C6 A2 5.845% 7/40	171,977
1,490,000	MASSMUTUAL GLB 3.125% 4/16 144A	1,589,613
1,250,000	MASSMUTUAL GLBL 2% 4/5/17 144A	1,288,390
600,000	MBALT 2012-A A3 1.14% 11/14	602,664
727,841	MBART 2011-1 A3 0.85% 3/15	729,817
122,000	MCKESSON CORP 0.95% 12/04/15	122,248
346,000	MERRILL LYNCH 5.45% 7/15/14	375,328
1,000,000	MET LIFE GLBL 2.5% 9/29/15 144A	1,049,462
2,212,000	MET LIFE GLBL FD 2% 1/9/15 144	2,292,823
273,000	METLIFE INC STEP 12/15/17	277,406
189,000	MICROSOFT CORP .875% 11/15/17	188,182
950,000	MIZUHO CORP BK 1.55% 10/17 144A	953,630
2,320,000	MLCFC 2006-3 A4 CSTR 7/46	2,677,567
795,000	MLMT 2005-MKB2 XP CSTR 9/42	614
199,000	MONUMENTAL GLBL 5.5% 4/13 144A	203,945
200,000	MORGAN STANLEY MTN 4.2% 11/20/14	209,635
580,000	MORGAN STANLEY 2.875% 1/25/14	597,018
226,000	MORGAN STANLEY 2.875% 7/28/14	233,736
561,000	MORGAN STANLEY 3.45% 11/2/15	587,636
610,000	MORGAN STANLEY 4% 7/24/15	648,828
1,345,000	MORGAN STANLEY 4.1% 1/26/15	1,425,447
720,000	MORGAN STANLEY 6% 5/13/14	768,218
601,262	MSBAM 2012-C5 A1 .916% 8/45	604,923
1,040,000	MSBAM 2012-C5 A2 1.972% 8/45	1,080,006
93,500	MSC 03-IQ4 A2 4.07% 5/40	94,142
219,384	MSC 03-T11 A4 5.15% 6/41	223,233
45,542	MVCOT 2006-2A A 5.417% 10/28	45,713
17,598	MVCOT 2006-2A B 5.467% 10/28	17,654
7,999	MVCOT 2006-2A C 5.766% 10/28	8,022

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
920,000	NALT 2 11-A ABS 1.04% 8/15/14	$ 923,327
217,392	NALT 2010-B A3 1% 12/15/13	217,654
280,000	NALT 2010-B A4 1.27% 10/16	280,966
460,000	NALT 2011-B A3 0.92% 2/15	462,041
510,000	NAROT 2011-A A3 1.18% 2/15	512,620
450,000	NAROT 2011-B A3 0.87% 2/16	453,341
630,000	NATIONAL AUSTR 1.6% 8/07/15	643,446
630,000	NATIONAL AUSTR NY BR 2% 3/9/15	648,949
810,000	NCUA GTD NTS MA 1.4% 6/12/15	828,522
188,614	NEF 2005-1 A5 4.74% 10/45	183,699
1,590,000	NEW YORK LIFE 1.3% 10/17 144A	1,599,198
910,000	NORDEA BK AG 1.75 10/4/13 144A	922,396
921,000	NYLIFE GLB4.65% 5/9/13 144A	940,075
625,000	OCCIDENTAL PETE 1.75% 2/15/17	644,826
595,000	PEPSICO INC 7.9% 11/01/18	810,442
290,000	PG&E CORP 5.75% 4/01/14	311,527
630,000	PHILIP MORRIS 1.125% 8/21/17	630,321
900,000	PHILIP MORS INT 2.5% 5/16/16	949,181
970,000	PNC FUND CORP MTN 3% 5/19/14	1,005,952
660,000	PNCFUND MTN 3.625% 2/8/15	708,143
660,000	PRICOA GLB 1 MTN 5.45% 6/14 144A	706,898
2,462,000	RABOBANK NL UTREC MTN 1.85% 1/14	2,516,365
989,000	RABOBNK NEDRLD MTN 2.125% 10/15	1,025,220
630,000	RIO TINTO FIN 1.625% 8/21/17	641,336
327,000	ROYAL BK CANADA 1.125 1/15/14	330,902
1,382,000	ROYAL BK CANADA 1.45% 10/30/14	1,409,189
982,000	ROYAL BK CANADA 2.3% 7/20/16	1,033,193
1,270,000	ROYAL BK CDA GBL .8% 10/30/15	1,270,154
1,190,000	ROYAL BK SCOT 4.875% 8/14 144A	1,275,231
754,000	ROYAL BK SCOTLND 2.55% 9/18/15	777,092
600,000	SEMPRA ENERGY 2% 3/15/14	612,611
1,200,000	SHELL INTL FIN .625% 12/04/15	1,204,723
950,000	SHELL INTL FIN 1.125% 8/21/17	957,973
630,000	SHERWIN WILLIAM 1.35% 12/15/17	628,943
650,000	SIMON PROPERTY 2.15% 9/15/17	678,100
142,000	SIMON PROPERTY 2.8% 1/30/17	151,461
128,487	SLMA 2004-A B 3ML+58 6/33	86,634
1,233,000	SLMA 2012-7 A2 1ML+28 9/19	1,232,212
482,000	SOUTHERN CO 2.375% 9/15/15	505,289

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
730,000	STATE STREET 2.875% 3/07/16*	$ 780,904
1,180,000	SUMITOMO BK 1.95% 1/14/14 144A	1,202,502
940,000	SUMITOMO MITSUI BKG 1.8% 7/17	965,231
1,213,000	TORONTO DOM BK 2.5% 7/14/16	1,289,856
1,835,000	TORONTO DOMINI 2.375% 10/19/16	1,936,437
610,000	TOTAL CAP CDA 1.625% 1/28/14	622,566
620,000	TOTAL CAP INTL 1.55% 6/28/17	629,420
638,000	TOTAL CAPITAL SA 1.5% 2/17/17	646,302
960,000	TOYOTA MOTOR CRD 1.25% 10/5/17	969,339
928,000	TRANSCAPIT 5.67% 3/5/14 144A	986,715
580,000	UBS AG STAMFORD 2.25% 1/28/14	593,921
555,607	UBSBB 2012-C2 A1 1.006% 5/63	560,801
400,000	UBSBB 2012-C4 A1 .6728 12/45	399,834
341,095	UBSCM 2012-C1 A1 1.032% 5/45	344,258
520,000	UBSCM 2012-C1 A2 2.180% 5/45	544,017
600,000	UNION BK NA 3% 6/6/16	636,260
184,000	UNITEDHEALTH GRP .85% 10/15/15	184,887
131,000	UNITEDHEALTH GRP 1.4% 10/15/17	131,508
475,000	UNITEDHEALTH GRP 1.875% 11/16	490,143
712,000	USAA CAPITAL 1.05% 9/14 144A	717,072
9,000,000	USTN .25% 1/15/15	9,004,812
19,000,000	USTN .25% 9/15/15	18,962,176
24,000,000	USTN .250% 7/15/15	23,973,026
10,000,000	USTN .5% 7/31/17	9,946,625
10,000,000	USTN .750% 6/30/17	10,047,402
31,789,000	USTN .875% 11/30/16	32,228,275
24,515,000	USTN .875% 4/30/17	24,825,034
34,347,000	USTN 1% 9/30/16	35,055,280
28,234,000	USTN 1.375% 11/30/15	29,079,144
23,028,000	USTN 1.75% 7/31/15	24,026,839
6,044,000	USTN 1.875% 6/30/15	6,276,575
10,500,000	USTN 2.375% 10/31/14	10,946,136
7,653,000	USTN 2.5% 3/31/15	8,080,048
15,717,000	USTN 2.5% 4/30/15	16,578,330
10,060,000	USTN 3.125% 10/31/16	11,102,307
1,472,555	VALET 2011-1 A3 1.22% 6/15	1,480,378
426,089	VALET 2012-1 A2 0.61% 10/14	426,572
630,000	VERIZON COMM 1.1% 11/01/17	627,973
310,000	VODAFONE GRP PLC 4.15% 6/10/14	326,000

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
630,000	VOLKSWAGEN 1.6% 11/20/17 144A	$ 629,850
610,000	VOLKSWAGEN 2.375% 3/22/17 144A	632,071
1,110,000	VW INTL FIN NV 1.625% 3/15 144A	1,130,101
111,925	VWALT 2010-A A3 0.99% 11/13	112,013
200,000	VWALT 2010-A A4 1.18% 10/15	200,297
159,213	VWALT 2011-A A2 1% 2/14	159,435
751,000	WAL MART STORES 2.25% 7/08/15	789,914
590,000	WAL MART STORES 2.8% 4/15/16	632,559
99,302	WBCMT 05-C16 APB 4.692% 10/41	101,733
695,661	WBCMT 2003-C9 A4 5.012% 12/35	717,315
1,080,000	WBCMT 2006-C23 A5 CSTR 1/45	1,226,162
290,000	WBCMT 2006-C25 A5 CSTR 5/43	335,472
12,822,503	WBCMT 2007-C30 XP CSTR 12/43	80,738
480,954	WBCMT 2007-C31A A2 5.421% 4/47	496,836
183,000	WELLPOINT INC 1.25% 9/10/15	185,138
331,000	WELLPOINT INC 1.875% 1/15/18	336,896
1,428,000	WELLS FARGO & CO 1.25% 2/13/15	1,448,144
1,567,000	WELLS FARGO&COM 3.676% 6/15/16	1,710,611
1,626,000	WESTPAC BANKING 1.125% 9/25/15	1,645,808
1,129,000	WESTPAC BANKING CRP 2% 8/14/17	1,171,124
1,292,000	WESTPAC BK CORP 1.85% 12/09/13	1,312,317
167,045	WFRBS 2011-C5 A1 1.456% 11/44	169,765
345,073	WFRBS 2012-C8 A1 .864% 8/45	346,879
580,000	WFRBS 2012-C8 A2 1.881% 8/45	598,864
510,000	WOART 2011-A A3 1.49% 10/14	513,054
810,000	WOART 2012-A A3 0.64% 2/17	812,044
420,000	WOLS 2012-A A3 0.93% 11/15	423,037
540,000	YALE UNIV MTN 2.9% 10/15/14	566,774
	Total Wrap Rebid Value	809,602

	Total Synthetic Investment Contracts	$ 625,698,785

	Mutual Funds
	Fidelity BrokerageLink*	$ 220,477,716
4,084,395	Dodge & Cox Stock Fund*	497,887,690
4,064,330	DFA Emerging Markets Core Equity Portfolio Institutional Class Fund*	82,912,338
6,832,100	Manning & Napier Overseas Fund*	159,256,262

	Total Mutual Funds	$ 960,534,006

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	U.S. Government and Agency Securities
	United States Treasury Notes
6,100,000	USTN .125% 9/30/13	$ 6,098,335
2,300,000	USTN .25% 10/31/13	2,301,438
1,600,000	USTN .25% 11/30/13	1,600,938
7,700,000	USTN .375% 6/30/13	7,709,625
2,800,000	USTN .75% 8/15/13	2,810,391
3,900,000	USTN 1.125% 6/15/13	3,917,671
5,130,000	USTN 1.625% 11/15/22	5,068,729
12,516,000	USTN 1.625% 8/15/22	12,423,115
8,000,000	USTN TII 1.75% 1/15/28	11,443,721
1,060,000	USTN TII 2% 1/15/26	1,621,974
600,000	USTN TII 2.375% 1/15/25	994,433
1,100,000	USTN TII 2.375% 1/15/27	1,740,530
1,150,000	USTN TII 2.5% 1/15/29	1,767,393
100,000	USTN TII 3.875% 4/15/29	233,124

	Total United States Treasury Notes	$ 59,731,417

	United States Treasury Bonds
33,300,000	USTB 5.375% 2/15/31	$ 47,450,986

	Total United States Treasury Bonds	$ 47,450,986

	United States Treasury Bills
114,000	USTBILL 0% 7/25/13	$ 113,918

	Total United States Treasury Bills	$ 113,918

	Federal Agency Obligations
	Federal National Mortgage Association
5,000,000	FNMA 3.50% 1/43 #TBA	$ 5,329,688
82,714	FNMA 3.50% 3/37 #AB4745	88,165
(41,000,000)	FNMA 4.00% 1/43 #TBA	(43,937,265)
46,000,000	FNMA 4.00% 1/43 #TBA	49,295,468
41,000,000	FNMA 4.00% 2/41 #TBA	43,905,235
21,000,000	FNMA 4.50% 1/41 #TBA	22,686,563
1,771,189	FNMA 4.50% 4/41 #AL0215	1,941,044
296,243	FNMA 4.50% 9/41 #AB3517	320,440
(2,000,000)	FNMA 5.00% 1/41 #TBA	(2,166,406)
162,914	FNMA 5.00% 4/41 #AI0511	181,369
243,446	FNMA 5.00% 5/41 #AI1863	271,024
1,047,401	FNMA 5.00% 5/41 #AI1892	1,166,052

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	U.S. Government and Agency Securities (continued)
	Federal Agency Obligations (continued)
	Federal National Mortgage Association (continued)
260,064	FNMA 5.00% 5/41 #AI2433	$ 289,524
177,953	FNMA 5.00% 5/41 #AI2443	198,112
178,333	FNMA 5.00% 5/41 #AI2462	198,535
146,445	FNMA 5.00% 5/41 #AI2737	163,034
91,831	FNMA 5.00% 6/41 #AI4261	102,234
867,932	FNMA 5.00% 11/40 #AL0476	958,386
2,435,375	FNMA 5.50% #AL0484 6/41	2,642,001
2,010,983	FNMA 5.50% #AL0520 6/41	2,181,603
326,025	FNMA 5.50% 8/38 #995072	354,196
123,207	FNMA 5.50% 11/36 #745959	133,660
40,942	FNMA 6.00% 5/35 #821192	45,275
47,482	FNMA 6.00% 9/37 #952504	51,987
26,979	FNMA 6.00% 10/35 #745000	29,774
23,715	FNMA 6.50% 1/37 #897910	26,391
30,232	FNMA 6.50% 5/36 #895817	33,690
86,131	FNMA 6.50% 8/36 #745744	95,948
64,654	FNMA 6.50% 9/36 #897131	72,038
1,041,595	FNMA 6.50% 10/41 #AL0814	1,158,775
856,960	FNMA 6.50% 10/41 #AL0886	970,382
815,517	FNMA 6.50% 10/41 #AL0885	908,603
18,000,000	FNMA 15YR 3.00% 1/27 #TBA	18,995,625
222,854	FNMA 20YR 4.50% 4/31 #MA0706	241,405
738,198	FNMA 20YR 4.50% 5/31 #MA0734	799,648
220,127	FNMA 20YR 4.50% 6/31 #MA0776	238,451
690,606	FNMA 20YR 3.50% 12/31 #MA0919	736,116
364,873	FNMA ARM 5.51% 2/37 #913990	383,711
148,888	FNR 11-15 AB 9.75% 8/19	169,604
187,154	FNR 2004-38 FK 1ML+35 5/34	187,511
450,636	FNR 2010-110 AE 9.75% 11/18	520,533
473,545	FNR 2010-118 YB IO INV 10/40	78,219
616,083	FNR 2011-63 SW IO INV 7/41	95,321
340,420	FNS 390 C3 IO 6% 7/38	40,512
183,087	FNS 407 40 0 1/38	26,537
366,156	FNS 407 41 IO 6% 1/38	53,757
50,373	FNS 407 C22 IO 1/39	5,536

	Total Federal National Mortgage Association	$ 112,268,011

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	U.S. Government and Agency Securities (continued)
	Federal Agency Obligations (continued)
	Government National Mortgage Association
125,392	GNII 5.00% 9/40 #004802	$ 137,676
124,850	GNII 6.00% 11/40 #004871	140,085
282,619	GNII II 4.50% 1/41 #004946	310,273
4,206,719	GNII II 4.50% 3/41 #004978	4,618,353
144,053	GNII II 4.50% 4/41 #005017	158,149
74,545	GNII II 4.50% 7/40 #004923	81,839
75,484	GNII II 4.50% 11/40 #004854	82,870
229,774	GNII II 4.50% 12/40 #004883	252,258
64,053	GNII II 5.00% 7/40 #004747	70,834
653,670	GNII II 5.00% 8/40 #004772	717,709
28,873	GNII II 6.00% 3/40 #004660	32,270
617,790	GNII II 6.00% 8/40 #004774	691,829
961,665	GNII II 6.00% 10/40 #004837	1,079,018
132,795	GNII II 6.00% 11/39 #004580	148,419
294,740	GNII II 6.50% 10/37 #004040	331,134
256,728	GNMA II 5.00% 7/40 #783050	283,906
81,961	GNR 10-116 JS -1ML+605 12/39	12,205
341,651	GNR 11-70 BS -1ML+670 IO 12/36	39,120
130,484	GNR 2005-13 SD -1ML+680 2/35	23,359
157,204	GNR 2005-81 SD -1ML+630 12/34	15,180
411,146	GNR 2006-47 SA 1ML+680 8/36	97,239
664,292	GNR 2009-106 SU IO INV 5/37	87,349
185,959	GNR 2009-45 AI IO 1ML+596 4/39	21,142
547,520	GNR 2009-61 SA 1ML+670 8/39	83,610
365,329	GNR 2009-61 WQ 1ML+625 11/35	58,530
141,904	GNR 2009-68 SL 1ML+675 4/39	16,623
1,757,286	GNR 2009-HO1 FA 1.4% 11/59	1,813,347
239,212	GNR 2010-107 SG -1ML+615 2/38	29,822
142,961	GNR 2010-109 SB -1ML+660 8/40	28,147
689,656	GNR 2010-115 SP -1ML+540 9/40	91,348
1,182,606	GNR 2010-117 PS 1ML+600 10/39	162,697
499,921	GNR 2010-14 SC -1ML+480 8/35	76,627
497,521	GNR 2010-146 GS IO ML+610 6/39	72,210
292,771	GNR 2010-147 S -1ML+665 11/40	58,817
304,845	GNR 2010-151 SM -1ML+608 11/40	47,839
314,635	GNR 2010-151SA IO ML+605 11/40	53,311
412,958	GNR 2010-160 SW 1ML+655 10/38	62,972

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	U.S. Government and Agency Securities (continued)
	Federal Agency Obligations (continued)
	Government National Mortgage Association (continued)
287,415	GNR 2010-3 MS IO 1ML+655 11/38	$ 39,815
214,175	GNR 2010-31 GS 1ML+650 3/39	33,755
82,294	GNR 2010-39 SP -1ML+655 11/38	10,317
119,820	GNR 2010-42 BS -1ML+648 4/40	21,390
119,820	GNR 2010-47 AS -1ML+644 4/40	20,376
245,694	GNR 2010-47 VS -1ML+625 11/37	34,428
1,143,549	GNR 2010-50 QS 1ML+655 12/38	180,813
374,713	GNR 2010-57 QS -1ML+650 5/40	67,603
619,849	GNR 2010-60 S -1ML+650 5/40	126,477
660,282	GNR 2010-62 SB -1ML+575 5/40	97,438
845,422	GNR 2010-68 SD -1ML+658 6/40	141,308
325,445	GNR 2010-69 SP -1ML+665 6/38	37,828
123,720	GNR 2010-76 SH -1ML+650 5/40	22,195
191,460	GNR 2010-85 HS IO 1ML+665 1/40	33,329
120,614	GNR 2010-85 JS -1ML+657 4/40	21,923
391,498	GNR 2010-87 SK IML+650 7/40	64,203
789,100	GNR 2010-H010 FC 1ML+100 5/60	811,148
1,417,534	GNR 2010-H20 AF 1ML+33 10/60	1,416,076
1,303,322	GNR 2010-H24 FA 1ML+35 10/60	1,303,985
1,037,012	GNR 2011-11 SA -1ML+600 1/41	155,816
108,077	GNR 2011-32 S IO -1ML+600 3/41	13,036
278,117	GNR 2011-4 PS -1ML+618 9/40	40,807
721,166	GNR 2011-40 SA -1ML+613 2/36	94,494
449,666	GNR 2011-81 SA -1ML+540 6/41	77,079
378,116	GNR 2011-H09 AF IML+50 3/61	380,977

	Total Government National Mortgage Association	$ 17,334,732

	Freddie Mac
3,730,947	FHMS K006 AX1 CSTR 1/20	$ 222,032
1,097,396	FHMS K007 X1 CSTR 4/20	73,609
1,162,631	FHMS K008 X1 CSTR 6/25/20	109,313
1,181,513	FHMS K009 X1 CSTR 8/20	97,532
4,380,035	FHMS K014 X1 IO CSTR 4/21	367,292
444,170	FHMS K702 X1 CSTR 2/18	30,261
2,586,152	FHMS K703 X1 CSTR 5/18	249,227
1,541,423	FHMS KAIV X1 CSTR 6/46	131,642
99,833	FHR 2808 FT 1ML+35 4/33	99,924

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	U.S. Government and Agency Securities (continued)
	Federal Agency Obligations (continued)
	Freddie Mac (continued)
100,000	FHR 3738 BP 4% 12/38	$ 108,966
600,000	FHR 3754 MB 4% 1/39	659,418
600,000	FHR 3871 JB 5.5% 6/41	699,475

	Total Freddie Mac	$ 2,848,691

	Federal Home Loan Mortgage Corporation
2,362,591	FHLG 5.00% 3/38 #A74793	$ 2,541,446
134,854	FHLG 5.50% 11/35 #A39302	146,370
766,132	FHLG 5.50% 12/38 #G06172	826,764
1,991,970	FHLG 6.00% 6/38 #G04715	2,167,668
3,600,473	FHLG 6.00% 11/39 #G06409	3,918,046
251,530	FHLG 6.50% 9/39 #G06669	279,119
55,437	FHLM ARM 5.65% 9/37 #1G3704	57,805
54,612	FHLM ARM 5.84% 2/37 #1N1447	57,784
142,785	FHLM ARM 5.95% 5/37 #1N1582	150,216
146,933	FHLM ARM 6.03% 5/37 #1N1463	157,999
200,517	FHLM ARM 4.433% 7/35 #1B3925	211,783
9,729,000	FHLMCDN 0% 4/23/13	9,726,899

	Total Federal Home Loan Mortgage Corporation	$ 20,241,899

	Total U.S. Government and Agency Securities	$ 259,989,654

	Other Fixed Income Securities
	Foreign Governmental Obligations
90,000	MEXICO GOV 6.05% 1/11/40	$ 120,825
12,940,000	MEXICO GOVT 8% 6/11/20	1,174,748
411,000	MEXICO GVT GLB 6.75% 9/27/34 EC	591,840
931,550	RUSSIAN FD STP CPN 3/31/30REGS	1,192,384
700,000	TOKYO ELECTRIC 4.5% 3/24/14	937,159

	Total Foreign Governmental Obligations	$ 4,016,956

	Foreign Obligations
169,000	AMERICA MOVIL 5.625% 11/15/17	$ 202,335
1,000,000	BANCO BRASIL 3.875% 10/10/22	1,007,500
190,000	BANK TOKYO MIT 3.85% 1/15 144A	200,759
800,000	BBVA US SENIOR 3.25% 5/16/14	800,714

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Foreign Obligations (continued)
680,000	BP CAP MARKETS 3.125% 10/1/15	$ 721,796
130,000	COMMNWLTH BNK AUST 5 10/19 144	150,950
1,300,000	COMUNIDAD DE MA 4.2% 9/24/14	1,657,290
900,000	COMUNIDAD EMTN 4.305% 3/6/14	1,178,570
300,000	COMWLTH BK AUS 3.75% 10/14 144A	315,390
202,000	DEUTSCHE TK GLBL 5.75% 3/23/16	230,107
945,000	DIAGEO CPTL PLC 4.828% 7/15/20	1,111,512
800,000	DNB BK ASA MTN 3.2% 4/17 144A	851,776
200,000	DORIC NIMROD 5.125% 11/24 144A	209,000
300,000	EKSPORTFINAN AS MTN 1.875% 4/13	299,978
1,000,000	EKSPORTFINANS 1.6% 3/20/14	11,177
200,000	EKSPORTFINANS 2.375% 5/25/16	190,801
200,000	EKSPORTFINANS 5.5% 5/25/16 GLB	208,187
200,000	EKSPORTFINANS ASA US3M+20 4/13	199,055
100,000	EKSPORTFINANS GLB MTN 5.5% 6/17	105,243
100,000	EKSPORTFINANS MTN 3% 11/17/14	99,207
800,000	EKSPORTFINS A/S MTN 2% 9/15/15	765,733
2,100,000	EXP-IMP BANK KOREA 5% 4/11/22	2,445,030
400,000	EXPORT IMP BK KORE MTN 4% 1/21	429,669
400,000	EXPORT IMP KOR 1.25% 11/20/15	400,665
700,000	EXPORT IMP KORE 4.375% 9/15/21	772,631
202,000	FRENSENIUS MED 6.875% 7/15/17	230,280
411,000	GLITNIR 3ML+273.25 6/16 144A	5,138
279,000	GLITNIR BK MTN 6.33% 7/11 144A	76,028
120,000	HBOS PLC 5.25% 2/21/17 144A	137,188
160,000	ICICI BK 6.375%/VAR 4/22 REGS	161,400
244,000	ICICI BK LTD 6.375%/VAR4/22 144	246,135
90,000	INTELSAT JACKSON 8.5% 11/01/19	100,575
94,000	KANSAS CTY SOUT 12.5% 4/1/16	102,460
120,000	KANSAS CTY SOUT 6.125% 6/15/21	135,600
120,000	KAUPTHING BK 5.75% 10/4/11 144A	29,400
1,177,000	KAUPTHING BK 7.625% 2/28/15144	288,365
130,000	KAUPTHING MTN 7.125% 5/19 144A	1,625
1,100,000	KFW 3.5% 3/10/14	1,141,052
212,000	KPN NV GLBL 8.375% 10/01/30	279,232
641,000	LANDSBANK IS MTN 6.1% 8/11 144A	38,460
660,000	NORDEA BK 4.875% 5/13/21 144A	707,345
430,000	NORDEA BK MTN 3.7% 11/14 144A	451,393

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Foreign Obligations (continued)
20,000	NOVELIS INC 8.75% 12/15/20	$ 22,400
200,000	PERNOD RICARD 4.45% 1/22 144A	220,963
20,000	POTASH CORP 4.875% 3/30/20	22,971
420,000	RBS 3.95% 9/21/15	445,938
300,000	RBS NV FRN 3ML+70 3/09/15	284,234
2,920,000	RENTENBANK 2.5% 2/15/16	3,091,124
17,000	RIO TINTO FIN 6.5% 7/15/18	21,210
63,000	ROGERS CABLE 6.75% 3/15/15	71,008
30,000	ROGERS COMMUNIC 6.8% 8/15/18	37,934
70,000	ROYAL BK SC 7.648% PERP T1	70,700
90,000	ROYAL BK SCOTLAND 5% 10/1/14	92,476
520,000	ROYAL BK SCTLND 6.4% 10/21/19	613,968
80,000	ROYAL BK SCTLND GLB 5% 11/12/13	81,396
110,000	ROYAL BK SCTLND GLB 5.05% 1/8/15	113,827
600,000	SHELL INTL FIN 4.375% 3/20	695,357
280,000	SHELL INTL FIN 6.375% 12/15/38	392,293
10,000	SUMITOMO BK 3.1% 1/14/16 144A	10,661
30,000	SUMITOMO BKG 3.15% 7/22/15 144A	31,595
100,000	TNK BP FI MTN 6.625% 3/17 144A	113,750
400,000	TRANSOCEAN INC 5.25% 3/15/13	403,513
400,000	UK GILT 1.75% 9/7/22	646,102
4,900,000	UK GILT 4% 3/07/22	9,543,806
200,000	UNITED BUSNS 5.75% 11/20 144A	210,801
110,000	UPCB FIN III 6.625% 7/20 144A	117,700
320,000	WPP FIN UK GTD SR NT 8% 9/15/14	353,869

	Total Foreign Obligations	$ 36,406,347

	Domestic Obligations
18,000	AES CORP 8% 6/1/20	$ 20,700
160,000	AIG 6.25% 87-37 HYBRD	170,800
200,000	AIG INTL 3.75% 11/30/13 144A	205,166
260,000	ALLY FINANCIAL INC 8% 3/15/20	318,500
780,000	ALLY FINL INC 7.5% 9/15/20	941,850
380,000	ALTRIA GROUP INC 4.75% 5/05/21	430,223
260,000	ALTRIA GROUP INC 8.5% 11/13	277,020
101,000	ALTRIA GROUP INC 9.25% 8/6/19	140,402
84,000	AMERADA HES CO 7.875% 10/01/29	116,561

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Foreign Obligations (continued)
142,000	AMERADA HESS CO 7.3% 8/15/31	$ 190,824
100,000	AMERICA MOVIL 5% 3/30/20	116,247
49,000	AMERICAN EXP MTN 5.875% 5/13	49,885
322,000	AMEX 2.65% 12/02/22 144A	320,329
353,000	AMEX 6.8% 9/01/66	379,034
115,000	ANADARKO PETRO 6.375% 9/15/17	137,321
420,000	ANHEUSER BUSCH 5% 4/15/20	502,163
360,000	ANHEUSER BUSCH 5.375% 1/15/20	437,764
341,000	APACHE CORP 6% 9/15/13	353,960
20,000	ARCH COAL INC 7% 6/15/19	18,600
30,000	AT&T INC 3.875% 8/15/21	33,401
167,000	AT&T INC 5.5% 2/01/18	198,874
14,000	BAC CAP XIV 5.63%/VR PERP	11,832
670,000	BANK AMER 4.5% 4/1/15	714,124
1,100,000	BANK AMERICA CORP 3ML+142 1/14	1,109,186
600,000	BANK OF AMER MTN 7.625% 6/1/19	767,743
580,000	BANK OF AMERICA 5.625% 7/01/20	687,062
725,000	BANK OF AMERICA 6% 9/01/17	848,705
200,000	BANKAMER 5.75% 12/1/17	233,038
120,000	BERK HATH INC 3.2% 2/11/15	126,326
190,000	CALPINE CONSTR 8% 6/01/16 144A	201,875
324,000	CALPINE CORP 7.5% 2/15/21 144A	358,020
171,000	CALPINE CORP 7.875% 1/23 144A	193,230
495,000	CATERPILR FIN SERV 6.2% 9/30/13	516,368
1,220,000	CCO HLDGS/CAP CORP 7% 1/15/19	1,308,450
40,000	CF INDUS HLDS 7.125% 5/1/20	50,342
410,000	CITIGROUP 3.953% 6/15/16	441,194
2,083,000	CITIGROUP 5% 9/15/14	2,191,499
650,000	CITIGROUP 5.375% 8/09/20	765,309
300,000	CITIGROUP 5.875% 5/29/37	360,058
650,000	CITIGROUP 6% 12/13/13	681,098
200,000	CITIGROUP 6.375% 8/12/14	216,130
344,000	CITIGROUP 6.875% 3/05/38	451,695
300,000	CITIGROUP MTN 6.01% 1/15/15	327,796
160,000	CITIGROUP MTN 5.5% 10/15/14	171,655
20,000	COMCAST CORP 6.3% 11/15/17	24,527
697,000	COMCAST CORP 6.5% 1/15/15	776,606
30,000	COMCAST CORP 6.95% 8/15/37	40,578

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Foreign Obligations (continued)
347,000	CONOCO 6.95% 4/15/29	$ 482,785
250,000	CONOCOPHILLIPS 6% 1/15/20	316,994
50,000	CONSOL ENERGY 6.375% 3/01/21WI	51,125
170,000	CONSOL ENERGY 8.25% 4/01/20	184,875
450,000	CONTINENTL AIR 6.75% 9/15 144A	470,250
390,000	COUNTRYWIDE FIN 6.25% 5/15/16	428,001
25,000	CRICKET COMM 7.75% 5/15/16 WI	26,469
358,444	CVS CAREMARK 6.943% 1/10/30	451,192
450,000	DAIMLER FIN 2.625% 9/15/16144A	467,424
150,000	DAIMLER FINANCE 3.875% 9/21 144	161,648
30,000	DEVON ENERGY CO 5.6% 7/15/41	35,533
320,000	DISH DBS CORP 6.75% 6/01/21	364,800
125,000	DISH DBS CORP 7.875% 9/01/19	148,125
1,280,000	DNB BOLIGKED AS 2.9% 3/16 144A	1,360,870
260,000	DOMINION RESOUR 8.875% 1/15/19	355,611
105,000	ECHOSTAR DBS 7.75% 5/31/15	117,600
7,000	ECHOSTAR DBS CORP 7% 10/01/13	7,280
6,000	EDISON MISSION 7.625% 5/27	3,180
613,000	EL PASO CORP 7% 6/15/17	700,253
125,000	EL PASO ENERGY MTN 7.8% 8/1/31	145,744
91,000	EL PASO ENGY MTN 7.75% 1/15/32	106,924
460,000	EL PASO NAT GAS 8.375% 6/15/32	653,546
31,000	ENERGY FUT CO 10% 12/01/20	34,875
10,000	ENTERPRISE PRD 5.7% 2/15/42	11,678
500,000	ENTERPRISE PRD 9.75% 1/31/14	547,050
430,000	ENTERPRISE PROD 4.05% 2/15/22	474,795
300,000	ENTERPRISE PROD 5.2% 9/1/20	357,760
18,000	EXELON CORP 5.625% 6/15/35	20,045
1,786,000	FARMER MAC 7-1 5.125% 4/17 144A	2,097,539
941,000	FIRSTENERGY GL 7.375% 11/15/31C	1,212,793
60,000	FMG RES AUG LTD 6.375% 2/16 144	62,100
506,000	FORD MOTOR CRD LLC 12% 5/15/15	621,115
2,300,000	FORD MTR CR LLC 4.207% 4/16	2,453,217
1,100,000	FORD MTR CR LLC 4.25% 2/03/17	1,178,420
200,000	FORD MTR CR LLC 5.875% 8/2/21	232,908
200,000	FORD MTR CR LLC 8.125% 1/15/20	256,275
100,000	FORD MTR CREDIT CO 8% 12/15/16	120,747
1,040,000	GOLDMAN SACHS 5.375% 3/15/20	1,190,860

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Foreign Obligations (continued)
21,000	GOLDMAN SACHS 5.793%/VR PERP	$ 16,403
100,000	GOLDMAN SACHS FRN 5/18/15	129,366
10,000	GOLDMAN SACHS GLB 7.5% 2/15/19	12,574
600,000	GOLDMAN SACHS GROUP 6% 5/1/14	638,549
780,000	GS GRP INC MTN 6.25% 2/01/41	954,354
110,000	GSINC 5.25% 7/27/21	125,274
1,000,000	HCA HLDGS INC 6.25% 2/15/21	1,030,000
277,000	HCA INC 5.75% 3/15/14	289,465
174,000	HCA INC 6.25% 2/15/13	174,870
230,000	HCA INC 6.5% 2/15/20	258,750
390,000	HERTZ 2009-2A A2 5.29% 3/16	424,210
370,000	HERTZ 2010-1A A1 2.6% 2/15	376,451
480,000	HESS CORP 8.125% 2/15/19	631,285
660,000	HSBC FINANCE CO 6.676% 1/21	782,306
100,000	ILFC ECAP TR II 6.25% 12/65 144	85,500
170,000	ILFC MTN 6.5% 9/1/14 144A	181,475
860,000	ILFC MTN 6.75% 9/1/16 144A	965,350
10,000	INTELSAT JH SA 7.25% 10/15/20	10,875
9,000	INTELSAT JH SA 7.25% 4/01/19	9,675
320,000	JP MORGAN CHASE 6.125% 6/27/17	373,730
200,000	JPM 4.375% 21-16 LT2	279,150
200,000	JPM 4.625% 17-12 LT2	255,680
220,000	JPMC CO 4.25% 10/15/20	244,439
700,000	JPMORGAN CHAS 6% 10/1/17	828,409
890,000	JPMORGAN CHASE 3.15% 7/05/16	942,660
70,000	JPMORGAN CHASE 4.35% 8/15/21	78,197
502,000	JPMORGAN CHASE 5.15% 10/01/15	551,729
664,000	KERR-MCGEE CORP 7.875% 9/15/31	880,173
370,000	KERR-MCGEE GLBL 6.95% 7/1/24	468,770
210,000	KEY ENERGY SRVS 6.75% 3/1/21	210,000
60,000	KINDER MORGAN EN 6.85% 2/15/20	75,534
204,000	KINDER MORGAN ENER 6% 2/1/17	238,203
413,000	KRAFT FOODS GR 5.375% 2/20 144A	495,474
950,000	KY HIGHER ED ARCS TAXBLE A2 OT	806,902
190,000	MEDTRONIC INC MTN 4.45% 3/15/20	220,512
850,000	MERRILL LYN CO FRN 1/31/14	1,114,056
850,000	MERRILL LYNCH 3ME+45 7/22/14	1,110,672
280,000	METLIFE INC 6.75% 6/1/16	331,534

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Foreign Obligations (continued)
801,000	METLIFE INC GLB 6.4% 12/15/36	$ 854,410
5,000	MGM MIRAGE 10.375% 5/15/14	5,669
35,000	MGM MIRAGE INC 6.625% 7/15/15	37,538
377,000	MONDELEZ INTL INC 5.375% 2/20	454,752
40,000	NATL SEMICOND GLB 6.6% 6/15/17	49,383
50,000	NEWS AMER INC 4.5% 2/15/21	57,067
21,000	NEWS AMER INC 6.65% 11/37	27,066
42,000	NEWS AMERICA INC 6.2% 12/15/34	50,744
30,000	NOBLE ENERGY IN 8.25% 3/01/19	39,291
250,000	NORTHSTR ED FIN 2007-1 OT	177,652
420,000	OCCIDENTAL PETE 3.125% 2/15/22	446,263
1,600,000	PA HI ED SLR SR SUBER MM-1 OT	1,502,887
400,000	PA HI ED STUD ARS OT	375,722
105,000	PACIFIC GAS&ELEC 5.8% 3/1/37	129,552
75,000	PEPSICO INC 7.9% 11/01/18	101,169
370,000	PFIZER 6.2% 3/15/19	467,323
210,000	PG&E 6.05% 3/01/34	269,895
105,000	PG&E 8.25% 10/15/18	142,905
30,000	QEP RESOURCES 6.875% 3/01/21	34,575
430,000	RANGE RES CORP 6.75% 8/1/20	466,550
150,000	RAYTHEON 3.125% 10/15/20	159,430
153,000	REYNOLDS AMERN 6.75% 6/15/17	184,707
40,000	REYNOLDS GRP 6.875% 2/15/21	43,100
270,000	ROCHE HLDGS INC 6 3/19 144A	335,844
279,000	SBC COMM GLBL 5.1 9/15/14	299,702
14,000	SLM CORP MTN 5% 4/15/15	14,757
84,000	SLM CORP MTN 5.05% 11/14/14	88,171
376,000	SLM CORP MTN 5.625% 8/01/33	348,740
63,000	SOUTHRN NAT GAS 5.9% 4/1/17	74,004
21,000	SOUTHRN NAT GAS 8% 3/01/32	29,945
300,000	SOUTHWESTERN EN 4.1% 3/22 WI	322,350
1,000	STEEL DYN INC 6.75% 4/15	1,013
480,000	TEACHERS INS 6.85% 12/16/39144	649,255
80,000	TENET HEALTH 10% 5/01/18	91,000
230,000	TENET HEALTH 8.875% 7/1/19	256,450
111,000	TENET HEALTH 9.25% 2/01/15	125,153
49,000	TENN GAS PIPELI 7.625% 4/01/37	69,384
160,000	THERMO FISHER 3.6% 8/15/21	169,988

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Foreign Obligations (continued)
340,000	UBS AG STAM 3.875% 1/15/15	$ 359,244
350,000	UBS AG STAMFORD 2.25% 1/28/14	355,054
370,000	UNITEDHEALTH GRP 6% 2/15/18	450,196
14,000	VERIZON COM INC 5.5% 2/15/18	16,806
300,000	VERIZON COMMUNC INC 6% 4/01/41	390,414
370,000	VERIZON WIRELESS 8.5% 11/15/18	508,810
1,017,000	WACHOVIA 5.25% 8/14 LT2	1,084,468
90,000	WASTE MANAGMENT 7.375% 5/15/29	118,580
510,000	WELLPOINT INC 7% 2/15/19	634,166
28,000	WELLPOINT INC GLB 5.875% 6/15/17	33,222
105,000	WILLIAMS COS 7.75% 6/15/31	133,968
99,000	WILLIAMS COS 7.875% 9/01/21	126,720
13,000	WILLIAMS COS 8.75% 3/15/32	18,020
294,000	WILLIAMS COS GLB 7.5% 1/15/31	366,819
204,000	WYETH 5.95% 4/01/37	271,387

	Total Domestic Obligations	$ 67,270,312

	Mortgage Related Securities
339,640	ACCR 2003-3 A1 4.46% 12/33	$ 324,934
573,711	ACE 2006-SL3 A1 1ML+10 6/36	109,203
300,000	ACRE 10-ARTA A2FX 4.9543% 1/29	347,113
220,000	AESOP 2010-3A A 4.64% 5/16	237,958
130,000	AESOP 2010-5A A 3.15% 3/17 144A	137,476
555,087	AHM 2005-4 1A1 1ML+29 3/35	439,971
431,557	ARC 2004-1 A5 1ML+50 10/34	386,592
1,059,000	BACM 2005-6 A4 5.182% 9/47	1,179,744
40,000	BACM 2007-5 A3 5.62% 2/51	42,181
453,526	BALTA 2004-9 3A1 CSTR 9/34	424,489
429,700	BALTA 2005-2 2A4 CSTR 4/35	356,849
199,618	BAYV 2004-C A1 1ML+42 5/44	193,282
926,063	BFAT 2007-SR1A M2 1ML+90 3/37	583,274
34,677	BLACK 2005-1A A1A 1ML+25 6/17	34,521
240,157	BLUEM05-1A A1F 3ML+23.75 11/17	237,530
223,985	BSABS 05-SD4 2A1 1ML+40 12/42	213,848
819,185	BSABS 2005-AQ2 A3 1ML+36 9/35	773,467
435,102	BSABS 2005-CL1 A1 1ML+50 9/34	357,933
553,785	BSARM 2004-10 12A3 CSTR 1/35	540,777

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Mortgage Related Securities (continued)
106,695	CMLTI 2005-HE2 A 1ML+40 5/35	$ 104,717
1,319,137	CWALT 05-36 2A1A 1ML+31 8/35	836,494
644,697	CWALT 2005-36 3A1 CSTR 8/35	467,609
166,032	CWALT 2005-61 1A1 1ML+26 12/35	134,026
106,800	CWALT 2006-OA1 2A1 1ML+21 3/46	70,694
147,440	CWHL 2004-23 A CSTR 11/34	98,476
387,672	CWHL 2006-HYB3 2A1A CSTR 6/36	298,798
148,326	DELTA AIR 6.821% 8/22	165,562
162,634	DMSI 2004-4 7AR2 1ML+45 6/34	145,631
150,000	EFCT 2004-1 A5 VAR 6/43	131,902
304,825	FFML 2004-FF3 M1 1ML+55 5/34	265,361
73,329	FHAMS 2006-FA8 1A8 0 2/37	44,940
90,000	FIRST SEC UT 9.35 1/10/23 144A	103,573
260,000	GECMC 2007-C1 A4 5.54% 12/49	296,748
559,040	GMACM 04VF1 A1 MBIA1ML+75 2/31	529,854
616,353	GSMPS 2005-RP1 1AF 1ML+35 1/35	507,325
4,802,005	GSMS 2011-GC3 X IO 3/44 144A	241,622
234,786	GSR 2005-AR5 2A3 CSTR 10/35	201,654
298,179	HVMLT 05-15 2A11 1ML+27 10/45	235,054
967,217	HVMLT 2004-5 2A6 CSTR 6/34	950,407
444,873	HVMLT 2006-13 A 1ML+18 11/46	259,585
168,039	IMSA 2006-1 1A2B 1ML+20 5/36	90,647
447,371	INDA 2007-AR7 1A1 CSTR 11/37	398,266
1,100,872	INDX 05-AR14 2A1A 1ML+30 7/35	879,660
161,403	INDX 2006-AR6 2A1A 1ML+20 6/47	104,573
1,100,000	ISAC 2010-1 A3 3ML+90 7/45	1,085,051
4,897,754	JPMCC 2011-C4 XA CSTR 7/46	341,481
120,000	JPMCC 2011-C5 A3 4.1712% 8/46	136,516
400,000	JPMMT 2004-A3 3A3 CSTR 7/34	407,272
322,962	KSLT 2003-A 1A2 3ML+26 10/25	297,898
114,000	LBUBS 2007-C1 A4 5.424% 2/40	132,315
200,000	LBUBS 2007-C6 A4 CSTR 7/40	238,694
727,360	LXS 2006-14N 1A1B 1ML+21 9/46	461,229
317,417	MARM 2005-1 7A1 CSTR 2/35	282,031
332,855	MARM 2006-2 3A1 CSTR 1/36	310,805
731,764	MARP 2005-2 1A1F 1ML+35 5/35	620,466
300,346	MLCC 2003-F A1 1ML+32 10/28	280,060
1,000,000	MLCFC 2007-6 A4 CSTR 3/51	1,153,582

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Mortgage Related Securities (continued)
160,889	MLMI 2004-A3 4A3 CSTR 5/34	$ 162,605
121,499	MLMI 2006-A1 1A1 CSTR 3/36	78,855
1,012,626	MLMI 2007-SD1 A1 1ML+45 2/47	524,580
655,000	MLMT 2006-C1 A4 CSTR 5/39	751,290
100,000	MSC 2006-IQ11 A4 CSTR 10/42	112,884
26,177	MSM 2005-3AR 3A CSTR 7/35	20,453
500,000	NSLC 2004-2A A5C 1.09% 2/39	424,686
196,991	PRIME 2005-2 2A1 CSTR 10/32	195,298
399,420	RBSGC 2007-B 1A4 1ML+45 1/37	235,412
337,576	SACO 2005-WM3 A3 1ML+35 9/35	137,939
571,474	SAMI 2006-AR6 1A1 1ML+18 07/46	377,635
56,500	SAST 2002-3 M1 1ML+75 12/32	53,254
252,741	SAST 2003-3 M1 1ML+65 12/33	203,203
300,000	SLMA 2003-11 A6 3ML+29 12/25	293,052
800,000	SLMA 2004-3 A5 3ML+17 7/25/23	792,123
79,733	UAL PASS THRU ETC 9.75% 1/17	91,693
678,817	WAMU 05-AR15 A1A1 1ML+26 11/45	617,321
559,042	WAMU 05-AR15 A1A2 1ML+28 11/45	506,949
269,676	WAMU 05-AR17 A1A2 1ML+29 12/45	239,113
1,061,414	WAMU 06-AR14 1A3 CSTR 11/36	858,734
3,400,097	WAMU 2004-AR10 A1A 1ML+44 7/44	3,078,373
292,425	WAMU 2004-AR8 A1 1ML+42 6/44	256,331
1,974,828	WAMU 2005-AR18 1A3A CSTR 1/36	1,836,628
622,049	WAMU 2005-AR7 A4 CSTR 8/35	564,544
106,406	WAMU 2005-AR8 1A1A 1ML+27 7/45	98,008
299,526	WAMU 2005-AR9 A1A 1ML+32 7/45	285,145
522,747	WAMU 2007-HY4 4A1 CSTR 9/36	439,794
913,811	WFMBS 2006-AR11 A6 CSTR 8/36	806,672
240,000	WFRBS 2011-C4 A4 0 6/44	284,547

	Total Mortgage Related Securities	$ 34,558,841

	Other Agency Obligations
30,000	BIRMINGHAM AL 5.5% 04/01/41	$ 34,145
250,000	CA ST 7.3% 10/01/39	346,425
40,000	CHICAGO OHARE 5.625% 01/01/35	47,070
80,000	CHICAGO OHARE TAXM 5.5% 1/31	93,191
50,000	CLARK CO NV PFC 5.25% 7/1/39	55,812

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Other Agency Obligations (continued)
80,000	GA MEAG 6.655% 4/1/57	$ 94,995
300,000	IL ST 5.665% 03/01/18	341,787
310,000	IL ST 5.877% 03/01/19	356,850
70,000	LA CA AIRPT 5% 5/15/35	79,483
50,000	LA CA AIRPT 5.25% 5/15/39	56,348
190,000	LA CA DWAP TAXM 6.574% 7/01/45	266,196
100,000	LIBERTY GOLDMAN 5.25% 10/01/35	116,571
50,000	MARTA GA 5% 7/1/39	56,457
150,000	MUNICIPAL EC AT GA 6.637% 4/57	179,177
20,000	SANMATEO CA CCD 06B 5% 9/1/38	22,308
330,000	SANTA CL TRANS TAXM 5.876% 4/32	403,511
240,000	TVA 5.25% 9/15/39	315,059
467,000	TVA 5.98% 4/1/36	654,520

	Total Other Agency Obligations	$ 3,519,905

	Total Other Fixed Income Securities	$ 145,772,361

	Cash, Cash Equivalents and Other Investments
	Cash and Cash Equivalents
	Cash	$ (591,468)
	Cash Collateral	(1,752,000)
16,037,924	Fidelity Institutional Money Market Portfolio*	16,037,924
10,658,116	State Street Bank Government Short Term Investment Fund*	10,658,116
23,930,577	State Street Bank Short Term Investment Fund*	23,930,577

	Total Cash and Cash Equivalents	$ 48,283,149

	Swap Contracts
5,600,000	BAC-NA IRS BZDIOVR/8.86 1/2/17	$ 79,562
100,000	BARCLAY CDS IT GOVT 6/20/17 SW	(6,270)
25,300,000	BARCLAYS IRS CDI/10.115 1/15SW	833,066
1,000,000	BARCLAYS IRS CDI/9.01 1/15SWAP	17,334
600,000	BOA CDS IT GOVT SP 6/20/17 SWP	(37,619)
6,200,000	BOA CDX IG17 5Y BP/5 6/17 SWP	(280,606)
3,200,000	CITI CDS 3%/12R99TVS0 9/17 SWP	349,788
3,000,000	CITI CDX ITXEX517/5% 6/20/17	(135,777)
5,900,000	CITI IRS BBSW6M/4.75 6/22 SWAP	470,487
800,000	CITIBANK CDS NRG ENRGY 6/17 SP	62,564
1,400,000	CS CDX ITXEB517 6/20/17 SWAP	(63,363)

Time Warner Savings Plan

EIN: #13-4099534            Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Shares or Units	Description	Current Value
	Cash, Cash Equivalents and Other Investments (continued)
	Swap Contracts (continued)
700,000	GS CDS 247025AE9/1% 12/20/17	$ (37,507)
11,600,000	GS IRS FEDL01/.7825 07/10/16	42,129
80,000	HSBC 105756AL4/1% CDS 9/22	(3,047)
900,000	HSBC IRS BRL CETIP/10.135 1/15	29,981
6,600,000	JPMC IRS @BZDIOVR/8.18 1/2/17	(7,296)
22,100,000	JPMC IRS @BZDIOVR/8.21 1/2/17	(12,253)
8,200,000	UBSAG IRS 4.75/BBSW6M 6/22 SWP	653,898

	Total Swap Contracts	$ 1,955,071

	Option Contracts
9,200,000	IRO USD 25Y P 3.75 1/17/13 RYL	1,525
4,300,000	IRO USD 30Y C 2.5 3/18/13 SWPN	28,629
4,300,000	IRO USD 30Y P3.10 03/18/13 MYC	40,932

	Total Option Contracts	$ 71,086

	Other Investments
495,276	AWAS AVIATION TERM 6/25/18	$ 498,580
3,100,000	BANCO DO BR NY Y$CD 0% 3/26/13	3,100,000
4,100,000	BIOMET INC TERM 7/25/17	4,120,500
1,700,000	DAIMLER FIN NOR CP 0% 10/15/13	1,681,759
1,000,000	DAVITA TERM B-2 8/21/19	1,012,500
300,000	ITAU UNIBANCO CD 0% 10/31/13	296,386
3,700,000	ITAU UNIBANCO SY$CD 0% 3/26/13	3,687,968
34,100,000	US TREASURY RP .23% 1/02/13	34,100,000
54,000,000	US TREASURY RP .25% 1/02/13	54,000,000
166,667	WARNER CHILCOTT TERM B-4 8/17	166,320
33,333	WARNER CHILCOTT TERM B-5 8/17	33,261

	Total Other Investments	$ 102,697,274

	Total Cash, Cash Equivalents and Other Investments	$ 153,006,580

	Total Investments Excluding Notes Receivable From Participants	$ 4,133,640,531

	Notes Receivable From Participants (interest rate from 4.25% to 10.50% maturing through January, 2028)*	64,301,153

	Total Investments	$ 4,197,941,684

* Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TIME WARNER SAVINGS PLAN

Date: June 21, 2013	By:	/s/ Daniel J. Happer

Name: Daniel J. Happer
Member of the Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm